Old Mutual Asset Allocation Balanced Portfolio

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Funds[1] - 99.1%		
Aggressive Growth - 2.0%		
Old Mutual Developing Growth Fund*	234,641	$ 3,625
Total Aggressive Growth		3,625
Emerging Market-Equity - 2.5%		
Old Mutual Clay Finlay Emerging Markets Fund	267,107	4,543
Total Emerging Market-Equity		4,543
Government/Corporate - 37.1%		
Old Mutual Barrow Hanley Core Bond Fund	2,017,427	20,396
Old Mutual Dwight High Yield Fund	412,607	3,957
Old Mutual Dwight Intermediate Fixed Income Fund	3,042,166	30,939
Old Mutual International Bond Fund	1,164,140	12,351
Total Government/Corporate		67,643
Growth - 10.8%		
Old Mutual Advantage Growth Fund*	2,131,897	19,699
Total Growth		19,699
Growth-Mid Cap - 4.5%		
Old Mutual Provident Mid-Cap Growth Fund*	853,368	8,244
Total Growth-Mid Cap		8,244
International Equity - 12.9%		
Old Mutual International Equity Fund	1,885,277	23,415
Total International Equity		23,415
Market Neutral-Equity - 4.4%		
Old Mutual Analytic U.S. Long/Short Fund	579,441	8,031
Total Market Neutral-Equity		8,031
Sector Fund-Real Estate - 1.9%		
Old Mutual Heitman REIT Fund	360,707	3,481
Total Sector Fund-Real Estate		3,481
Value - 9.2%		
Old Mutual Barrow Hanley Value Fund	1,680,282	11,628
Old Mutual Focused Fund	232,806	5,192
Total Value		16,820
Value-Mid Cap - 9.8%		
Old Mutual Mid Cap Fund	301,435	3,394
Old Mutual TS&W Mid-Cap Value Fund	1,568,697	14,479
Total Value-Mid Cap		17,873
Value-Small Cap - 4.0%		
Old Mutual Discover Value Fund*	751,145	7,316
Total Value-Small Cap		7,316
Total Affiliated Mutual Funds (Cost $188,827)		**180,690**
Money Market Fund - 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 2.950% (A)	1,827,189	1,827
Total Money Market Fund (Cost $1,827)		**1,827**
Total Investments - 100.1% (Cost $190,654)+		**182,517**
Other Assets and Liabilities, Net - (0.1%)		**(133)**
Total Net Assets - 100.0%		**$ 182,384**

* - Non-income producing security.
(1) - Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.
(A) - The rate reported represents the 7-day effective yield as of April 30, 2008.

 + At April 30, 2008, the approximate tax basis cost of the Fund's investments was $190,653,827 and the unrealized appreciation and depreciation were $1,320,727 and $(9,457,410) respectively.

 Cost figures are shown with "000's" omitted.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent annual or semi-annual financial statements.

Old Mutual Asset Allocation Conservative Portfolio

SCHEDULE OF INVESTMENTS

AS OF APRIL 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Funds[1] - 99.0%		
Government/Corporate - 65.5%		
Old Mutual Barrow Hanley Core Bond Fund	1,228,933	$ 12,424
Old Mutual Dwight High Yield Fund	341,726	3,277
Old Mutual Dwight Intermediate Fixed Income Fund	1,612,584	16,400
Old Mutual International Bond Fund	578,418	6,137
Total Government/Corporate		38,238
Growth - 7.9%		
Old Mutual Advantage Growth Fund*	496,609	4,589
Total Growth		4,589
Growth-Mid Cap - 2.1%		
Old Mutual Provident Mid-Cap Growth Fund*	129,116	1,247
Total Growth-Mid Cap		1,247
International Equity - 7.3%		
Old Mutual International Equity Fund	340,880	4,234
Total International Equity		4,234
Market Neutral-Equity - 2.1%		
Old Mutual Analytic U.S. Long/Short Fund	90,547	1,255
Total Market Neutral-Equity		1,255
Value - 6.0%		
Old Mutual Barrow Hanley Value Fund	327,353	2,265
Old Mutual Focused Fund	55,727	1,243
Total Value		3,508
Value-Mid Cap - 8.1%		
Old Mutual Mid Cap Fund	48,633	548
Old Mutual TS&W Mid-Cap Value Fund	449,997	4,153
Total Value-Mid Cap		4,701
Total Affiliated Mutual Funds (Cost $58,685)		**57,772**
Money Market Fund - 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 2.950% (A)	581,598	582
Total Money Market Fund (Cost $582)		**582**
Total Investments - 100.0% (Cost $59,267)+		**58,354**
Other Assets and Liabilities, Net - 0.0%		**22**
Total Net Assets - 100.0%		**$ 58,376**

* - Non-income producing security.

(1) - Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) - The rate reported represents the 7-day effective yield as of April 30, 2008.

+ At April 30, 2008, the approximate tax basis cost of the Fund's investments was $59,266,889 and the unrealized appreciation and depreciation were $624,213 and $(1,537,116) respectively.

Cost figures are shown with "000's" omitted.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent annual or semi-annual financial statements.

Old Mutual Asset Allocation Growth Portfolio

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Funds[1] - 99.1%		
Aggressive Growth - 3.8%		
Old Mutual Developing Growth Fund*	422,089	$ 6,521
Total Aggressive Growth		6,521
Emerging Market-Equity - 3.9%		
Old Mutual Clay Finlay Emerging Markets Fund	387,308	6,588
Total Emerging Market-Equity		6,588
Growth - 17.5%		
Old Mutual Advantage Growth Fund*	3,237,043	29,910
Total Growth		29,910
Growth-Mid Cap - 4.9%		
Old Mutual Provident Mid-Cap Growth Fund*	865,891	8,365
Total Growth-Mid Cap		8,365
International Equity - 22.6%		
Old Mutual International Equity Fund	3,115,008	38,688
Total International Equity		38,688
Market Neutral-Equity - 6.0%		
Old Mutual Analytic U.S. Long/Short Fund	740,702	10,266
Total Market Neutral-Equity		10,266
Sector Fund-Real Estate - 6.9%		
Old Mutual Heitman REIT Fund	1,217,293	11,747
Total Sector Fund-Real Estate		11,747
Value - 15.4%		
Old Mutual Barrow Hanley Value Fund	2,670,253	18,478
Old Mutual Focused Fund	353,058	7,873
Total Value		26,351
Value-Mid Cap - 10.6%		
Old Mutual Mid Cap Fund	240,682	2,710
Old Mutual TS&W Mid-Cap Value Fund	1,680,223	15,509
Total Value-Mid Cap		18,219
Value-Small Cap - 7.5%		
Old Mutual Discover Value Fund*	1,320,850	12,865
Total Value-Small Cap		12,865
Total Affiliated Mutual Funds (Cost $186,158)		**169,520**
Money Market Fund - 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 2.950% (A)	1,787,731	1,788
Total Money Market Fund (Cost $1,788)		**1,788**
Total Investments - 100.1% (Cost $187,946)+		**171,308**
Other Assets and Liabilities, Net - (0.1%)		**(208)**
Total Net Assets - 100.0%		**$ 171,100**

 * - Non-income producing security.

(1) - Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.
(A) - The rate reported represents the 7-day effective yield as of April 30, 2008.

 + At April 30, 2008, the approximate tax basis cost of the Fund's investments was $187,946,242 and the unrealized appreciation and depreciation were $0 and $(16,637,992) respectively.

 Cost figures are shown with "000's" omitted.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent annual or semi-annual financial statements.

Old Mutual Asset Allocation Moderate Growth Portfolio

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Affiliated Mutual Funds[(1)] - 98.9%		
Aggressive Growth - 3.0%		
Old Mutual Developing Growth Fund*	462,733	$ 7,149
Total Aggressive Growth		7,149
Emerging Market-Equity - 3.7%		
Old Mutual Clay Finlay Emerging Markets Fund	517,608	8,804
Total Emerging Market-Equity		8,804
Government/Corporate - 18.7%		
Old Mutual Barrow Hanley Core Bond Fund	1,387,008	14,023
Old Mutual Dwight Intermediate Fixed Income Fund	2,156,509	21,932
Old Mutual International Bond Fund	765,891	8,126
Total Government/Corporate		44,081
Growth - 12.4%		
Old Mutual Advantage Growth Fund*	3,172,262	29,312
Total Growth		29,312
Growth-Mid Cap - 5.1%		
Old Mutual Provident Mid-Cap Growth Fund*	1,246,751	12,044
Total Growth-Mid Cap		12,044
International Equity - 17.4%		
Old Mutual International Equity Fund	3,297,874	40,959
Total International Equity		40,959
Market Neutral-Equity - 4.8%		
Old Mutual Analytic U.S. Long/Short Fund	821,938	11,392
Total Market Neutral-Equity		11,392
Sector Fund-Real Estate - 4.1%		
Old Mutual Heitman REIT Fund	995,609	9,608
Total Sector Fund-Real Estate		9,608
Value - 11.1%		
Old Mutual Barrow Hanley Value Fund	2,526,911	17,486
Old Mutual Focused Fund	388,293	8,659
Total Value		26,145
Value-Mid Cap - 12.4%		
Old Mutual Mid Cap Fund	458,747	5,165
Old Mutual TS&W Mid-Cap Value Fund	2,595,973	23,961
Total Value-Mid Cap		29,126
Value-Small Cap - 6.2%		
Old Mutual Discover Value Fund*	1,497,253	14,583
Total Value-Small Cap		14,583
Total Affiliated Mutual Funds (Cost $250,828)		233,203
Money Market Fund - 1.1%		
Dreyfus Cash Management Fund, Institutional Class, 2.950% (A)	2,495,900	2,496
Total Money Market Fund (Cost $2,496)		**2,496**
Total Investments - 100.0% (Cost $253,324)+		**235,699**
Other Assets and Liabilities, Net - 0.0%		**(27)**
Total Net Assets - 100.0%		**$ 235,672**

* - Non-income producing security.

(1) - Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) - The rate reported represents the 7-day effective yield as of April 30, 2008.

+ At April 30, 2008, the approximate tax basis cost of the Fund's investments was $253,324,379 and the unrealized appreciation and depreciation were $895,519 and $(18,520,533) respectively.

Cost figures are shown with "000's" omitted.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent annual or semi-annual financial statements.

Old Mutual Analytic Defensive Equity Fund

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2008 (UNAUDITED)

Description	Shares/Face Amount (000)/Contracts	Value (000)
Common Stock - 107.0%		
Advertising Agencies - 0.4%		
Interpublic Group* (B)	283,315	$ 2,564
Total Advertising Agencies		2,564
Aerospace/Defense - 4.3%		
Boeing (B)	182,074	15,451
Lockheed Martin (B)	61,678	6,540
Raytheon (B)	109,406	6,999
Total Aerospace/Defense		28,990
Agricultural Operations - 1.1%		
Archer-Daniels-Midland (B)	170,956	7,532
Total Agricultural Operations		7,532
Applications Software - 2.9%		
Microsoft (B)	667,894	19,048
Total Applications Software		19,048
Auto/Truck Parts & Equipment-Original - 0.7%		
TRW Automotive Holdings* (B)	194,017	4,959
Total Auto/Truck Parts & Equipment-Original		4,959
Auto-Cars/Light Trucks - 1.5%		
Ford Motor* (B)	1,199,873	9,911
Total Auto-Cars/Light Trucks		9,911
Beverages-Non-Alcoholic - 0.5%		
Coca-Cola Enterprises (B)	140,589	3,163
Total Beverages-Non-Alcoholic		3,163
Brewery - 0.4%		
Molson Coors Brewing, Cl B (B)	47,707	2,616
Total Brewery		2,616
Broadcast Services/Programming - 0.0%		
Clear Channel Communications (B)	4,714	142
Total Broadcast Services/Programming		142
Cable TV - 1.0%		
Cablevision Systems, Cl A* (B)	10,406	239
DIRECTV Group* (B)	212,617	5,239
Time Warner Cable, Cl A* (B)	40,863	1,144
Total Cable TV		6,622
Cellular Telecommunications - 0.7%		
MetroPCS Communications* (B)	7,210	142
US Cellular* (B)	83,334	4,596
Total Cellular Telecommunications		4,738
Chemicals-Diversified - 0.6%		
E.I. du Pont de Nemours (B)	66,783	3,266
Huntsman (B)	25,951	584
Total Chemicals-Diversified		3,850
Chemicals-Specialty - 2.1%		
Ashland (B)	216,551	11,482
Cabot (B)	78,633	2,293
Ecolab (B)	4,685	215
Total Chemicals-Specialty		13,990
Coal - 0.1%		

Foundation Coal Holdings (B)	13,384	803
Total Coal		803
Coatings/Paint - 0.1%		
RPM International (B)	22,934	511
Total Coatings/Paint		511
Commercial Banks-Central US - 0.0%		
BOK Financial (B)	1,770	101
Total Commercial Banks-Central US		101
Commercial Banks-Southern US - 0.0%		
First Citizens BancShares, Cl A (B)	787	111
Total Commercial Banks-Southern US		111
Commercial Services - 0.2%		
Convergys* (B)	60,910	958
Quanta Services* (B)	18,066	479
Total Commercial Services		1,437
Commercial Services-Finance - 0.7%		
MasterCard, Cl A (B)	12,957	3,604
Western Union (B)	36,769	846
Total Commercial Services-Finance		4,450
Computer Services - 2.0%		
Computer Sciences* (B)	1,811	79
Electronic Data Systems (B)	593,561	11,016
Unisys* (B)	483,775	2,013
Total Computer Services		13,108
Computers - 3.9%		
Hewlett-Packard (B)	370,400	17,168
Sun Microsystems* (B)	584,940	9,160
Total Computers		26,328
Containers-Metal/Glass - 0.7%		
Crown Holdings* (B)	169,284	4,544
Total Containers-Metal/Glass		4,544
Cosmetics & Toiletries - 1.0%		
Procter & Gamble (B)	95,268	6,388
Total Cosmetics & Toiletries		6,388
Data Processing/Management - 0.1%		
Broadridge Financial Solutions (B)	37,564	699
MoneyGram International (B)	29,833	46
Total Data Processing/Management		745
Distribution/Wholesale - 0.7%		
Tech Data* (B)	130,658	4,391
Total Distribution/Wholesale		4,391
Diversified Manufacturing Operations - 5.4%		
General Electric (B)	981,586	32,098
Harsco (B)	7,222	428
Parker Hannifin (B)	39,494	3,154
Total Diversified Manufacturing Operations		35,680
E-Commerce/Products - 0.3%		
Amazon.com* (B)	27,598	2,170
Total E-Commerce/Products		2,170
Electric Products-Miscellaneous - 0.4%		
Molex (B)	94,466	2,681
Total Electric Products-Miscellaneous		2,681
Electric-Integrated - 0.6%		
Alliant Energy	8,043	303
Centerpoint Energy (B)	11,772	179
PG&E (B)	80,394	3,216
Total Electric-Integrated		3,698

Electronic Components-Miscellaneous - 0.2%		
AVX (B)	49,291	649
Vishay Intertechnology* (B)	80,217	758
Total Electronic Components-Miscellaneous		1,407
Electronic Components-Semiconductors - 1.7%		
Texas Instruments (B)	394,424	11,501
Total Electronic Components-Semiconductors		11,501
Electronic Design Automation - 0.4%		
Synopsys* (B)	104,713	2,420
Total Electronic Design Automation		2,420
Electronic Parts Distribution - 0.8%		
Arrow Electronics* (B)	126,764	3,449
Avnet* (B)	70,265	1,840
Total Electronic Parts Distribution		5,289
Engineering/R&D Services - 0.6%		
Jacobs Engineering Group* (B)	10,817	934
KBR (B)	112,741	3,252
Total Engineering/R&D Services		4,186
Fiduciary Banks - 2.0%		
Bank of New York Mellon (B)	224,482	9,772
Northern Trust (B)	41,733	3,093
State Street (B)	6,133	442
Total Fiduciary Banks		13,307
Finance-Investment Banker/Broker - 4.8%		
Charles Schwab (B)	570,494	12,323
JPMorgan Chase (B)	407,746	19,429
Total Finance-Investment Banker/Broker		31,752
Finance-Other Services - 1.0%		
CME Group (B)	360	165
NYSE Euronext (B)	97,846	6,468
Total Finance-Other Services		6,633
Food-Meat Products - 1.3%		
Tyson Foods, Cl A (B)	486,088	8,652
Total Food-Meat Products		8,652
Food-Retail - 1.3%		
Kroger (B)	322,738	8,795
Total Food-Retail		8,795
Food-Wholesale/Distribution - 0.5%		
SYSCO (B)	110,085	3,365
Total Food-Wholesale/Distribution		3,365
Gas-Distribution - 0.0%		
Southern Union (B)	4,980	128
Total Gas-Distribution		128
Gold Mining - 0.7%		
Newmont Mining (B)	106,199	4,695
Total Gold Mining		4,695
Health Care Cost Containment - 1.6%		
McKesson (B)	206,620	10,769
Total Health Care Cost Containment		10,769
Home Decoration Products - 0.1%		
Newell Rubbermaid (B)	16,862	346
Total Home Decoration Products		346
Hospital Beds/Equipment - 0.0%		
Hill-Rom Holdings (B)	6,874	173
Total Hospital Beds/Equipment		173
Hotels & Motels - 1.1%		
Marriott International, Cl A (B)	58,110	1,993

Wyndham Worldwide (B)	234,696	5,041
Total Hotels & Motels		7,034
Human Resources - 0.9%		
Manpower (B)	88,496	5,941
Total Human Resources		5,941
Independent Power Producer - 1.8%		
Dynegy, Cl A* (B)	448,020	3,862
Reliant Energy* (B)	314,976	8,107
Total Independent Power Producer		11,969
Instruments-Scientific - 0.8%		
Applied Biosystems Group (B)	175,559	5,602
Total Instruments-Scientific		5,602
Insurance Brokers - 0.6%		
Marsh & McLennan (B)	155,956	4,303
Total Insurance Brokers		4,303
Internet Infrastructure Software - 0.4%		
Akamai Technologies* (B)	64,859	2,320
Total Internet Infrastructure Software		2,320
Investment Management/Advisory Services - 0.5%		
Blackrock (B)	12,653	2,553
GLG Partners (B)	95,693	790
Janus Capital Group (B)	5,742	161
Total Investment Management/Advisory Services		3,504
Machinery-Pumps - 0.2%		
Flowserve (B)	9,201	1,142
Total Machinery-Pumps		1,142
Medical Instruments - 0.0%		
Edwards Lifesciences* (B)	3,486	193
Total Medical Instruments		193
Medical Products - 1.3%		
Baxter International (B)	94,162	5,868
Stryker (B)	45,786	2,968
Total Medical Products		8,836
Medical-Biomedical/Genetic - 1.0%		
Amgen* (B)	50,486	2,114
Genentech* (B)	4,428	302
Genzyme* (B)	42,474	2,988
Gilead Sciences* (B)	21,480	1,112
Millennium Pharmaceuticals* (B)	3,750	93
Total Medical-Biomedical/Genetic		6,609
Medical-Drugs - 0.6%		
Abbott Laboratories (B)	73,506	3,877
Total Medical-Drugs		3,877
Medical-HMO - 1.7%		
Cigna (B)	111,543	4,764
Health Net* (B)	4,954	145
Humana* (B)	114,535	5,474
UnitedHealth Group (B)	22,335	729
Total Medical-HMO		11,112
Medical-Hospitals - 0.6%		
Tenet Healthcare* (B)	635,423	4,067
Total Medical-Hospitals		4,067
Medical-Wholesale Drug Distributors - 3.1%		
AmerisourceBergen (B)	292,560	11,863
Cardinal Health (B)	162,743	8,474
Total Medical-Wholesale Drug Distributors		20,337
Metal Processors & Fabricators - 0.6%		

Timken (B)	107,479	3,885
Total Metal Processors & Fabricators		3,885
Multi-Line Insurance - 2.6%		
ACE (B)	129,528	7,809
American International Group (B)	29,647	1,370
American National Insurance (B)	2,575	288
Loews (B)	117,121	4,932
MetLife (B)	32,259	1,963
Old Republic International (B)	82,818	1,188
Total Multi-line Insurance		17,550
Multimedia - 2.4%		
Time Warner (B)	949,483	14,100
Walt Disney (B)	61,800	2,004
Total Multimedia		16,104
Office Furnishings-Original - 0.1%		
Steelcase, Cl A (B)	44,434	492
Total Office Furnishings-Original		492
Oil & Gas Drilling - 0.4%		
Patterson-UTI Energy (B)	7,684	215
Pride International* (B)	54,822	2,327
Total Oil & Gas Drilling		2,542
Oil Companies-Exploration & Production - 0.1%		
Occidental Petroleum (B)	8,421	701
Total Oil Companies-Exploration & Production		701
Oil Companies-Integrated - 9.4%		
Chevron (B)	238,179	22,901
Exxon Mobil (B)	405,328	37,724
Marathon Oil (B)	44,574	2,031
Total Oil Companies-Integrated		62,656
Oil-Field Services - 2.6%		
Halliburton (B)	263,962	12,118
Schlumberger (B)	48,808	4,908
Total Oil-Field Services		17,026
Paper & Related Products - 1.1%		
Rayonier (B)	172,751	7,261
Total Paper & Related Products		7,261
Pharmacy Services - 1.8%		
Medco Health Solutions* (B)	235,661	11,675
Total Pharmacy Services		11,675
Pipelines - 1.1%		
El Paso (B)	2,431	42
Williams (B)	198,300	7,040
Total Pipelines		7,082
Property/Casualty Insurance - 1.7%		
Alleghany* (B)	1,818	626
Chubb (B)	26,193	1,387
Travelers (B)	174,924	8,816
White Mountains Insurance (B)	1,016	484
Total Property/Casualty Insurance		11,313
Real Estate Management/Services - 0.0%		
Jones Lang LaSalle (B)	3,969	308
Total Real Estate Management/Services		308
Reinsurance - 0.1%		
Transatlantic Holdings (B)	14,784	959
Total Reinsurance		959
REITs-Apartments - 0.2%		
AvalonBay Communities (B)	14,566	1,453

Total REITs-Apartments		1,453
REITs-Diversified - 0.1%		
Colonial Properties Trust (B)	37,199	901
Total REITs-Diversified		901
REITs-Office Property - 2.0%		
Boston Properties (B)	129,822	13,046
Total REITs-Office Property		13,046
Retail-Apparel/Shoe - 1.0%		
Hanesbrands* (B)	195,529	6,847
Total Retail-Apparel/Shoe		6,847
Retail-Automobile - 0.2%		
Penske Auto Group (B)	57,801	1,210
Total Retail-Automobile		1,210
Retail-Consumer Electronics - 0.1%		
Best Buy (B)	15,800	680
Total Retail-Consumer Electronics		680
Retail-Discount - 1.9%		
Big Lots* (B)	193,382	5,227
Costco Wholesale (B)	72,337	5,154
Wal-Mart Stores (B)	43,335	2,513
Total Retail-Discount		12,894
Retail-Drug Store - 0.3%		
Rite Aid* (B)	739,644	1,997
Walgreen (B)	5,886	205
Total Retail-Drug Store		2,202
Semiconductor Components-Integrated Circuits - 0.1%		
Atmel* (B)	150,750	561
Total Semiconductor Components-Integrated Circuits		561
Telecommunications Equipment-Fiber Optics - 1.0%		
Corning (B)	246,855	6,593
Total Telecommunications Equipment-Fiber Optics		6,593
Telecommunications Services - 0.4%		
Amdocs* (B)	91,738	2,879
Total Telecommunications Services		2,879
Telephone-Integrated - 3.6%		
AT&T (B)	624,530	24,176
Total Telephone-Integrated		24,176
Tobacco - 1.3%		
Altria Group (B)	122,300	2,446
Philip Morris International* (B)	122,300	6,241
Total Tobacco		8,687
Tools-Hand Held - 0.9%		
Snap-On (B)	102,109	6,056
Total Tools-Hand Held		6,056
Toys - 0.0%		
Hasbro (B)	5,226	186
Total Toys		186
Transport-Equipment & Leasing - 0.0%		
GATX (B)	6,547	288
Total Transport-Equipment & Leasing		288
Transport-Rail - 0.3%		
CSX (B)	36,758	2,314
Total Transport-Rail		2,314
Transport-Services - 3.2%		
CH Robinson Worldwide (B)	85,984	5,389
FedEx (B)	126,177	12,097
United Parcel Service, Cl B (B)	57,402	4,156

Total Transport-Services		21,642
Water Treatment Systems - 1.4%		
Nalco Holding (B)	393,587	9,049
Total Water Treatment Systems		9,049
Web Portals/ISP - 0.6%		
Google, Cl A* (B)	4,820	2,768
Yahoo!* (B)	46,534	1,275
Total Web Portals/ISP		4,043
Wireless Equipment - 0.4%		
Motorola (B)	269,163	2,681
Total Wireless Equipment		2,681
Total Common Stock (Cost $663,238)		**713,477**
Warrants - 0.0%		
Raytheon (B)	528	15
Total Warrant (Cost $—)		**15**
U.S. Treasury Obligations - 8.3%		
United States Treasury Bill,		
3.052%, 06/05/08 (C)	$55,610	55,544
Total U.S. Treasury Obligations (Cost $55,449)		55,544
Money Market Fund - 0.7%		
Dreyfus Cash Management Fund, Institutional Class,		
2.950% (A)	4,378,313	4,378
Total Money Market Fund (Cost $4,378)		**4,378**
Total Investments - 116.0% (Cost $723,065)+		**773,414**
Securities Sold Short - (18.3)%		
Aerospace/Defense-Equipment - (0.1)%		
Alliant Techsystems* (B)	(4,507)	(496)
Goodrich	(2,802)	(191)
Total Aerospace/Defense-Equipment		(687)
Airlines - (0.9)%		
Copa Holdings, Cl A	(151,962)	(5,940)
Total Airlines		(5,940)
Beverages-Non-Alcoholic - (0.0)%		
Hansen Natural*	(4,471)	(158)
Total Beverages-Non-Alcoholic		(158)
Building Products-Cement/Aggregate - (0.1)%		
Eagle Materials	(23,969)	(870)
Total Building Products-Cement/Aggregate		(870)
Building-Residential/Commercial - (0.4)%		
KB Home	(74,169)	(1,669)
MDC Holdings	(26,895)	(1,172)
Total Building-Residential/Commercial		(2,841)
Casino Services - (0.1)%		
Scientific Games, Cl A*	(27,762)	(782)
Total Casino Services		(782)
Commercial Services - (0.4)%		
Weight Watchers International	(53,148)	(2,437)
Total Commercial Services		(2,437)
Computers-Integrated Systems - (0.6)%		
Diebold	(52,176)	(2,045)
Riverbed Technology*	(123,260)	(1,685)
Total Computers-Integrated Systems		(3,730)
Consulting Services - (0.4)%		
Corporate Executive Board	(68,063)	(2,966)
Total Consulting Services		(2,966)
Consumer Products-Miscellaneous - (0.1)%		
Jarden*	(40,046)	(854)

Total Consumer Products-Miscellaneous		(854)
Containers-Paper/Plastic - (0.4)%		
Bemis	(53,260)	(1,401)
Packaging Corp of America	(62,734)	(1,379)
Total Containers-Paper/Plastic		(2,780)
Data Processing/Management - (0.5)%		
Dun & Bradstreet	(4,582)	(386)
Fair Isaac	(91,377)	(2,263)
Fiserv*	(14,254)	(721)
Total Data Processing/Management		(3,370)
Diversified Operations - (1.2)%		
Leucadia National	(159,533)	(8,171)
Total Diversified Operations		(8,171)
Electronic Components-Miscellaneous - (0.7)%		
Gentex	(252,685)	(4,720)
Total Electronic Components-Miscellaneous		(4,720)
Finance-Investment Banker/Broker - (0.6)%		
Jefferies Group	(28,798)	(541)
Merrill Lynch	(65,793)	(3,278)
Total Finance-Investment Banker/Broker		(3,819)
Finance-Other Services - (0.1)%		
MF Global*	(27,631)	(364)
Total Finance-Other Services		(364)
Financial Guarantee Insurance - (0.2)%		
PMI Group	(278,483)	(1,568)
Total Financial Guarantee Insurance		(1,568)
Food-Confectionery - (0.1)%		
Hershey	(13,468)	(503)
Total Food-Confectionery		(503)
Independent Power Producer - (0.2)%		
Mirant*	(27,820)	(1,144)
Total Independent Power Producer		(1,144)
Internet Infrastructure Software - (0.1)%		
F5 Networks*	(22,984)	(520)
Total Internet Infrastructure Software		(520)
Life/Health Insurance - (0.0)%		
Conseco*	(11,592)	(135)
Total Life/Health Insurance		(135)
Machinery-Print Trade - (0.5)%		
Zebra Technologies, Cl A*	(88,209)	(3,242)
Total Machinery-Print Trade		(3,242)
Medical Products - (0.5)%		
Coopers	(105,008)	(3,675)
Total Medical Products		(3,675)
Medical-Biomedical/Genetic - (0.2)%		
PDL BioPharma*	(113,014)	(1,499)
Total Medical-Biomedical/Genetic		(1,499)
Medical-Drugs - (0.4)%		
Cephalon*	(31,954)	(1,994)
King Pharmaceuticals*	(19,917)	(187)
Schering-Plough	(16,421)	(302)
Total Medical-Drugs		(2,483)
Medical-Generic Drugs - (1.1)%		
Mylan	(534,690)	(7,042)
Total Medical-Generic Drugs		(7,042)
Medical-HMO - (0.2)%		
WellCare Health Plans*	(36,297)	(1,589)

Total Medical-HMO		(1,589)
Medical-Hospitals - (0.6)%		
LifePoint Hospitals*	(143,537)	(4,323)
Total Medical-Hospitals		(4,323)
Metal-Copper - (0.0)%		
Southern Copper	(267)	(31)
Total Metal-Copper		(31)
Motion Pictures & Services - (0.6)%		
DreamWorks Animation SKG, Cl A*	(153,511)	(4,292)
Total Motion Pictures & Services		(4,292)
Multi-Line Insurance - (0.3)%		
XL Capital, Cl A	(53,578)	(1,869)
Total Multi-Line Insurance		(1,869)
Office Automation & Equipment - (0.4)%		
Pitney Bowes	(74,366)	(2,685)
Total Office Automation & Equipment		(2,685)
Oil Companies-Exploration & Production - (0.4)%		
Unit*	(36,985)	(2,349)
Total Oil Companies-Exploration & Production		(2,349)
Paper & Related Products - (0.7)%		
Louisiana-Pacific	(421,483)	(4,851)
Total Paper & Related Products		(4,851)
Pharmacy Services - (0.1)%		
Omnicare	(19,093)	(389)
Total Pharmacy Services		(389)
Property/Casualty Insurance - (0.4)%		
Fidelity National Financial, Cl A	(76,960)	(1,231)
First American	(40,261)	(1,321)
Total Property/Casualty Insurance		(2,552)
REITs-Diversified - (0.1)%		
CapitalSource	(64,289)	(903)
Total REITs-Diversified		(903)
REITs-Office Property - (0.3)%		
Brandywine Realty Trust	(127,188)	(2,219)
Total REITs-Office Property		(2,219)
REITs-Regional Malls - (0.1)%		
CBL & Associates Properties	(33,227)	(814)
Total REITs-Regional Malls		(814)
Retail-Catalog Shopping - (0.1)%		
MSC Industrial Direct, Cl A	(7,159)	(349)
Total Retail-Catalog Shopping		(349)
Retail-Consumer Electronics - (0.4)%		
Circuit City Stores	(526,620)	(2,496)
Total Retail-Consumer Electronics		(2,496)
Retail-Major Department Store - (0.2)%		
JC Penney	(28,665)	(1,218)
Total Retail-Major Department Store		(1,218)
Retirement/Aged Care - (0.0)%		
Brookdale Senior Living	(777)	(20)
Total Retirement/Aged Care		(20)
S&L/Thrifts-Eastern US - (0.3)%		
Sovereign Bancorp	(231,365)	(1,728)
Total S&L/Thrifts-Eastern US		(1,728)
S&L/Thrifts-Southern US - (0.0)%		
Guaranty Financial Group*	(18,472)	(141)
Total S&L/Thrifts-Southern US		(141)
Schools - (0.3)%		

Apollo Group, Cl A*	(39,608)	(2,016)
Total Schools		(2,016)
Semiconductor Components-Integrated Circuits - (0.2)%		
Linear Technology	(40,756)	(1,425)
Total Semiconductor Components-Integrated Circuits		(1,425)
Semiconductor Equipment - (0.1)%		
Varian Semiconductor Equipment Associates*	(15,678)	(574)
Total Semiconductor Equipment		(574)
Telephone-Integrated - (0.2)%		
Citizens Communications	(130,036)	(1,394)
Total Telephone-Integrated		(1,394)
Television - (1.3)%		
Central European Media Enterprises, Cl A*	(82,129)	(8,707)
Total Television		(8,707)
Tobacco - (0.2)%		
Loews - Carolina Group	(15,240)	(1,001)
Total Tobacco		(1,001)
Transactional Software - (0.2)%		
VeriFone Holdings*	(120,610)	(1,350)
Total Transactional Software		(1,350)
Transport-Equipment & Leasing - (0.3)%		
Aircastle	(140,815)	(1,969)
Total Transport-Equipment & Leasing		(1,969)
Transport-Marine - (0.4)%		
Overseas Shipholding Group	(5,986)	(451)
Teekay	(43,874)	(2,002)
Total Transport-Marine		(2,453)
Total Securities Sold Short (Proceeds $(131,633))		**(122,007)**
Written Options Contracts - (2.2)%		
Amex Oil Index		
May 2008 Call 1510	(175)	(333)
Amex S&P 400 Index		
May 2008 Call 830	(300)	(633)
BVK		
May 2008 Call 77.5	(3,200)	(1,984)
CBOE		
May 2008 Call 205	(1,250)	(38)
CRX		
May 200 Call 950	(275)	(382)
S&P 500 Index		
May 2008 Call 1360	(1,658)	(7,793)
S&P 500 Index		
May 2008 Call 1325	(100)	(665)
S&P 500 Index		
May 2008 Call 1375	(500)	(1,349)
XAL		
May 2008 Call 22.5	(4,510)	(1,173)
XNG		
May 2008 Call 680	(375)	(360)
Total Written Options Contracts (Proceeds $(13,052))		**(14,710)**
Other Assets and Liabilities, Net - 4.5%		**30,262**
Total Net Assets - 100.0%	$	**666,959**

The Fund had the following futures contracts open as of April 30, 2008:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (Depreciation) (000)
Amsterdam Index	781	$ 115,681	05/16/08	$ 6,364
CAC 40 Index	598	46,319	05/16/08	2,302
CBOE Vix Index	690	14,656	05/20/08	(3,039)
DJ Euro Stoxx 50 Index	116	6,812	06/20/08	672
FTSE 100 Index	258	31,277	06/20/08	3,034
Hang Seng Index	250	41,278	05/30/08	226
IBEX 35 Index	(177)	(37,858)	05/16/08	(1,262)
OMXS 30 Index	(2,820)	(46,114)	05/16/08	(1,135)
S&P 500 Emini Index	(910)	(63,063)	06/20/08	(2,312)
S&P MIB Index	360	93,045	06/20/08	8,253
S&P/TSE 60 Index	(350)	(57,489)	06/19/08	(2,382)
SPI 200 Index	(850)	(112,297)	06/19/08	(8,508)
TOPIX Index	103	13,402	06/12/08	1,350
				$ 3,563

As of April 30, 2008, the Fund had the following forward foreign currency contracts outstanding:

Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation (Depreciation) (000)
06/18/08	USD	(130,616,700)	AUD	143,000,000	$ 3,403
06/18/08	USD	(1,222,910)	CHF	-	(1,223)
06/18/08	USD	(21,669,000)	GBP	10,000,000	(1,857)
06/18/08	USD	(43,167,308)	JPY	4,414,270,000	(582)
06/18/08	USD	(142,241,148)	NOK	740,000,000	2,524
06/18/08	USD	(8,197,796)	SEK	50,000,000	135
06/18/08	EUR	(96,000,000)	USD	145,430,920	(4,112)
06/18/08	CAD	(80,000,000)	USD	81,139,120	1,710
					$ (2)

 * - Non-income producing security.
(A) - The rate reported represents the 7-day effective yield as of April 30, 2008.
(B) - All or a portion of this security is held as collateral for securities sold short or open written option contracts.
(C) - All or a portion of this security is held as collateral for open futures contracts. The rate reported on the Schedule of Investments represents the effective yield at the time of purchase.

 AUD - Australia Dollar
 CAD - Canadian Dollar
 CI - Class
 CHF - Swiss Franc
 EUR - Euro
 GBP - British Pound Sterling
 HMO - Health Maintenance Organization
 ISP - Internet Service Provider
 JPY - Japanese Yen
 NOK - Norwegian Krone
 REITs - Real Estate Investment Trusts
 S&L - Savings and Loan
 SEK - Swedish Krona

+ At April 30, 2008, the approximate tax basis cost of the Fund's investments was $723,065,726 and the unrealized appreciation and depreciation were $75,401,314 and $(25,052,893) respectively.

Cost figures are shown with "000's" omitted.
Amounts designated as "-" are either $0 or have been rounded to $0.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent annual or semi-annual financial statements.

Old Mutual Analytic Global Defensive Equtiy Fund

SCHEDULE OF INVESTMENTS

AS OF APRIL 30, 2008 (UNAUDITED)

Description	Shares/Face Amount (000)/Contracts	Value (000)
Common Stock - 50.6%		
Aerospace/Defense - 4.1%		
Northrop Grumman (B)	8,800	$ 648
Raytheon (B)	7,944	508
Total Aerospace/Defense		1,156
Agricultural Operations - 1.0%		
Bunge (B)	2,600	297
Total Agricultural Operations		297
Broadcast Services/Programming - 0.1%		
Liberty Media - Capital, Ser A*	1,000	15
Total Broadcast Services/Programming		15
Building-Residential/Commercial - 0.8%		
Lennar, Cl A (B)	12,300	227
Total Building-Residential/Commercial		227
Chemicals-Specialty - 0.3%		
Eastman Chemical (B)	1,300	96
Total Chemicals-Specialty		96
Commercial Services-Finance - 0.4%		
MasterCard, Cl A (B)	400	111
Total Commercial Services-Finance		111
Computers - 2.7%		
Apple* (B)	700	122
Hewlett-Packard (B)	12,018	558
International Business Machines (B)	700	84
Total Computers		764
Computers-Memory Devices - 0.0%		
Western Digital* (B)	100	3
Total Computers-Memory Devices		3
Consulting Services - 0.9%		
Accenture, Cl A (B)	6,800	255
Total Consulting Services		255
Containers-Metal/Glass - 0.8%		
Owens-Illinois* (B)	3,900	215
Total Containers-Metal/Glass		215
Cosmetics & Toiletries - 0.4%		
Colgate-Palmolive (B)	1,000	71
Procter & Gamble (B)	600	40
Total Cosmetics & Toiletries		111
Diversified Manufacturing Operations - 1.0%		
General Electric (B)	6,400	209
SPX (B)	600	74
Total Diversified Manufacturing Operations		283
Electric-Integrated - 2.4%		
American Electric Power (B)	4,000	179

Duke Energy (B)	27,100	496
Total Electric-Integrated		675
Electronic Components-Miscellaneous - 0.7%		
Flextronics International* (B)	15,400	160
Sanmina-SCI* (B)	27,500	43
Total Electronic Components-Miscellaneous		203
Electronic Measuring Instruments - 0.2%		
Agilent Technologies* (B)	2,100	63
Total Electronic Measuring Instruments		63
Engineering/R&D Services - 0.3%		
McDermott International* (B)	1,800	96
Total Engineering/R&D Services		96
Enterprise Software/Services - 0.6%		
Oracle* (B)	8,400	175
Total Enterprise Software/Services		175
Fiduciary Banks - 3.0%		
Bank of New York Mellon (B)	8,500	370
Northern Trust (B)	6,400	474
Total Fiduciary Banks		844
Finance-Credit Card - 0.7%		
Discover Financial Services (B)	10,400	189
Total Finance-Credit Card		189
Finance-Mortgage Loan/Banker - 0.0%		
Fannie Mae (B)	200	6
Total Finance-Mortgage Loan/Banker		6
Gas-Distribution - 1.7%		
Sempra Energy (B)	8,600	487
Total Gas-Distribution		487
Health Care Cost Containment - 0.5%		
McKesson (B)	2,800	146
Total Health Care Cost Containment		146
Human Resources - 0.7%		
Manpower (B)	2,850	191
Total Human Resources		191
Independent Power Producer - 0.3%		
Reliant Energy* (B)	3,300	85
Total Independent Power Producer		85
Instruments-Scientific - 0.6%		
Applied Biosystems Group (B)	1,900	61
Waters* (B)	1,800	111
Total Instruments-Scientific		172
Life/Health Insurance - 1.5%		
Unum Group (B)	17,800	413
Total Life/Health Insurance		413
Machinery-Farm - 0.6%		
Deere (B)	2,200	185
Total Machinery-Farm		185
Medical Products - 1.6%		
Baxter International (B)	4,900	305
Johnson & Johnson (B)	2,300	154
Total Medical Products		459
Medical-Biomedical/Genetic - 0.1%		
Millennium Pharmaceuticals* (B)	1,200	30

Total Medical-Biomedical/Genetic		30
Medical-Drugs - 2.4%		
Bristol-Myers Squibb (B)	13,500	297
Merck (B)	2,786	106
Pfizer (B)	13,900	280
Total Medical-Drugs		683
Medical-Wholesale Drug Distributors - 0.4%		
AmerisourceBergen (B)	2,497	101
Total Medical-Wholesale Drug Distributors		101
Multi-Line Insurance - 2.6%		
ACE (B)	3,600	217
MetLife (B)	8,400	511
Total Multi-Line Insurance		728
Multimedia - 2.5%		
Walt Disney (B)	21,500	698
Total Multimedia		698
Oil Companies-Exploration & Production - 4.5%		
Anadarko Petroleum (B)	3,700	246
Apache (B)	2,900	391
Devon Energy (B)	700	79
Occidental Petroleum (B)	5,500	458
Plains Exploration & Production* (B)	1,600	100
Total Oil Companies-Exploration & Production		1,274
Oil Companies-Integrated - 3.7%		
Exxon Mobil (B)	11,200	1,043
Total Oil Companies-Integrated		1,043
Pharmacy Services - 0.9%		
Express Scripts* (B)	2,600	182
Medco Health Solutions* (B)	1,200	59
Total Pharmacy Services		241
Photo Equipment & Supplies - 0.2%		
Eastman Kodak (B)	2,900	52
Total Photo Equipment & Supplies		52
Pipelines - 0.9%		
Williams (B)	7,200	256
Total Pipelines		256
Reinsurance - 1.6%		
Everest Re Group (B)	5,100	461
Total Reinsurance		461
S&L/Thrifts-Eastern US - 0.2%		
Hudson City Bancorp (B)	2,700	52
Total S&L/Thrifts-Eastern US		52
S&L/Thrifts-Western US - 0.0%		
Washington Mutual (B)	1,000	12
Total S&L/Thrifts-Western US		12
Steel-Producers - 0.3%		
Nucor (B)	1,200	91
Total Steel-Producers		91
Super-Regional Banks-US - 0.3%		
National City (B)	1,400	9
US Bancorp (B)	300	10
Wachovia (B)	1,000	29
Wells Fargo (B)	1,600	48

Total Super-Regional Banks-US		96
Tobacco - 2.1%		
Loews - Carolina Group (B)	1,200	79
Philip Morris International* (B)	10,400	531
Total Tobacco		610
Total Common Stock (Cost $14,044)		**14,350**
Foreign Common Stock - 49.9%		
Australia - 2.7%		
AGL Energy (B)	9,681	114
Bendigo and Adelaide Bank (B)	2,597	30
BHP Billiton (B)	2,437	98
BlueScope Steel (B)	8,459	88
Brambles (B)	9,760	81
Commonwealth Bank of Australia (B)	203	9
Downer EDI (B)	3,569	25
Leighton Holdings (B)	120	5
Macquarie Office Trust (B)	132,979	128
National Australia Bank (B)	1,917	54
Tattersall's (B)	35,060	90
WorleyParsons (B)	1,341	49
Total Australia		771
Belgium - 1.0%		
Belgacom (B)	1,864	86
Groupe Bruxelles Lambert (B)	1,501	190
Total Belgium		276
Bermuda - 0.1%		
Frontline (B)	750	41
Total Bermuda		41
Canada - 3.9%		
Bank of Nova Scotia (B)	1,800	85
Barrick Gold (B)	100	4
Bombardier* (B)	6,000	39
Canadian Imperial Bank of Commerce (B)	300	22
Canadian Utilities, Cl A (B)	900	40
CGI Group, Cl A* (B)	5,500	64
EnCana (B)	4,900	395
Fairfax Financial Holdings (B)	200	60
Methanex (B)	2,100	49
Nexen (B)	1,000	35
Nova Chemicals (B)	500	13
Potash Corp of Saskatchewan (B)	1,300	239
Royal Bank of Canada (B)	400	19
Toronto-Dominion Bank (B)	600	39
Total Canada		1,103
Denmark - 1.2%		
FLSmidth & Co (B)	700	73
Jyske Bank* (B)	600	41
Vestas Wind Systems* (B)	2,050	222
Total Denmark		336
Finland - 1.7%		
Kone OYJ, Cl B (B)	7,956	311
Nokia OYJ (B)	5,549	167
Total Finland		478

France - 6.3%		
BNP Paribas (B)	548	58
Cap Gemini (B)	2,392	144
France Telecom (B)	16,278	509
Lafarge (B)	327	59
Peugeot (B)	503	35
Societe Generale (B)	361	42
Valeo (B)	4,365	176
Vivendi* (B)	18,960	764
Total France		1,787
Germany - 2.3%		
Bayer (B)	121	10
Bayerische Motoren Werke (B)	2,563	139
Beiersdorf (B)	1,660	141
Hochtief (B)	3,082	314
Salzgitter (B)	298	61
Total Germany		665
Hong Kong - 2.2%		
Cheung Kong Infrastructure Holdings (B)	16,000	69
Esprit Holdings (B)	9,300	115
Hang Lung Group	16,000	86
Hang Seng Bank (B)	2,400	48
Hysan Development	9,000	26
Link REIT	73,000	175
New World Development	8,000	21
Wharf Holdings	9,000	46
Wheelock & Co	9,000	28
Total Hong Kong		614
Italy - 0.9%		
Banca Carige (B)	9,623	38
IFI (B)	7,077	186
UniCredit (B)	4,847	37
Total Italy		261
Japan - 11.3%		
Aiful (B)	150	3
Aioi Insurance (B)	3,000	19
Bank of Kyoto (B)	2,000	26
Central Japan Railway (B)	5	49
Chuo Mitsui Trust Holdings (B)	4,000	28
EDION (B)	6,700	68
Fujitsu (B)	13,000	83
H2O Retailing	7,000	51
Hankyu Hanshin Holdings	11,000	50
Hikari Tsushin (B)	1,000	37
Hitachi (B)	70,000	472
Hokuhoku Financial Group (B)	8,000	25
ITOCHU (B)	6,000	63
Kirin Holdings (B)	13,000	233
Kyowa Hakko Kogyo	20,000	181
Mitsubishi Electric (B)	12,000	123
Mitsubishi Estate (B)	5,000	145
Mitsubishi Tanabe Pharma (B)	6,000	72
Mitsubishi UFJ Financial (B)	10,300	113

Mizuho Financial Group (B)	13	68
Nichirei (B)	31,000	146
Nikon (B)	1,000	29
Nintendo (B)	200	111
Nippon Yusen (B)	15,000	146
Nishi-Nippon City Bank	12,000	37
Oki Electric Industry* (B)	52,000	113
Sojitz	52,800	203
Sumitomo (B)	16,100	217
Sumitomo Mitsui Financial Group (B)	9	77
Suruga Bank (B)	1,000	14
Taisho Pharmaceutical (B)	2,000	38
Yamazaki Baking (B)	15,000	160
Total Japan		3,200
Luxembourg - 0.0%		
Oriflame Cosmetics (B)	150	12
Total Luxembourg		12
Netherlands - 0.3%		
Akzo Nobel (B)	661	56
Philips Electronics (B)	1,153	43
Total Netherlands		99
Norway - 0.7%		
Petroleum Geo-Services (B)	100	3
Telenor ASA (B)	9,700	194
Total Norway		197
Portugal - 0.3%		
Banco BPI (B)	5,239	30
Banco Espirito Santo (B)	2,809	53
Total Portugal		83
Singapore - 1.5%		
CapitaLand (B)	47,000	237
City Developments (B)	15,000	134
Oversea-Chinese Banking (B)	9,000	59
Total Singpore		430
Spain - 1.9%		
Banco Bilbao Vizcaya (B)	1,410	32
Banco Santander (B)	9,261	200
Mapfre (B)	519	3
Repsol YPF (B)	2,611	105
Union Fenosa (B)	2,882	192
Total Spain		532
Sweden - 0.6%		
Axfood (B)	1,650	53
Nordea Bank (B)	4,800	79
Swedbank, Cl A (B)	1,700	43
Total Sweden		175
Switzerland - 3.5%		
ABB (B)	1,994	61
Kuoni Reisen Holding, Cl B (B)	63	36
Logitech International* (B)	5,232	158
Lonza Group (B)	1,062	144
Schindler Holding (B)	1,757	142
Syngenta (B)	1,503	447

Total Switzerland		988
United Kingdom - 7.5%		
Anglo American (B)	5,450	352
Barclays (B)	2,407	22
British American Tobacco (B)	6,223	233
Compass Group (B)	16,692	112
Cookson Group (B)	203	3
HBOS (B)	822	8
HSBC Holdings (B)	8,081	140
J Sainsbury (B)	1,277	10
Johnson Matthey (B)	3,059	121
Lloyds TSB Group (B)	1,255	11
London Stock Exchange Group (B)	151	3
Royal Bank of Scotland Group (B)	4,389	30
Schroders (B)	3,564	74
Standard Chartered (B)	1,397	49
Vodafone Group (B)	170,057	538
WM Morrison Supermarkets (B)	75,117	425
Total United Kingdom		2,131
Total Foreign Common Stock (Cost $13,868)		**14,179**
Foreign Preferred Stock - 1.2%		
Porsche Automobil Holding (B)	1,823	334
Total Foreign Preferred Stock (Cost $321)		**334**
U.S. Treasury Obligations - 12.0%		
United States Treasury Bill		
3.052%, 06/05/08 (C)	$ 3,405	3,401
Total U.S. Treasury Obligations (Cost $3,395)		**3,401**
Money Market Fund - 4.3%		
Dreyfus Cash Management Fund, Institutional Class,		
2.950% (A)	1,210,404	1,210
Total Money Market Fund - (Cost $1,210)		**1,210**
Total Investments - 118.0% (Cost $32,838)+		**33,474**
Securities Sold Short - (8.0)%		
Auto-Cars/Light Trucks - (0.2)%		
Ford Motor*	(7,100)	(59)
Total Auto-Cars/Light Trucks		(59)
Broadcast Services/Programming - (0.7)%		
Liberty Global, Cl A* (B)	(6,000)	(212)
Total Broadcast Services/Programming		(212)
Cable TV - (0.8)%		
Cablevision Systems, Cl A*	(9,800)	(225)
Total Cable TV		(225)
Casino Hotels - (0.8)%		
Las Vegas Sands*	(2,400)	(183)
Wynn Resorts	(500)	(53)
Total Casino Hotels		(236)
Distribution/Wholesale - (0.6)%		
Fastenal	(3,400)	(166)
Total Distribution/Wholesale		(166)
Electronic Components-Semiconductors - (0.5)%		
Micron Technology*	(19,700)	(152)
Total Electronic Components-Semiconductors		(152)
Finance-Investment Banker/Broker - (0.2)%		

Citigroup	(400)	(10)
Merrill Lynch	(800)	(40)
Total Finance-Investment Banker/Broker		(50)
Forestry - (0.0)%		
Weyerhaeuser	(100)	(6)
Total Forestry		(6)
Medical-Biomedical/Genetic - (0.4)%		
PDL BioPharma*	(8,500)	(113)
Total Medical-Biomedical/Genetic		(113)
Multi-line Insurance - (0.2)%		
Old Republic International	(3,400)	(49)
Total Multi-line Insurance		(49)
Oil Companies-Exploration & Production - (1.7)%		
Equitable Resources	(6,600)	(438)
Range Resources	(700)	(46)
Total Oil Companies-Exploration & Production		(484)
Oil Refining & Marketing - (0.4)%		
Sunoco	(1,000)	(46)
Tesoro	(2,600)	(65)
Total Oil Refining & Marketing -		(111)
Real Estate Operation/Development - (0.7)%		
Forest City Enterprises, Cl A	(5,400)	(199)
Total Real Estate Operation/Development		(199)
Therapeutics - (0.7)%		
Amylin Pharmaceuticals*	(7,200)	(199)
Total Therapeutics		(199)
Wireless Equipment - (0.1)%		
Crown Castle International*	(400)	(16)
Total Wireless Equipment		(16)
Total Securities Sold Short (Proceeds $(2,296))		**(2,277)**
Foreign Securities Sold Short - (9.1)%		
Belgium - (0.1)%		
D'ieteren	(54)	(17)
Total Belgium		(17)
Canada - (2.1)%		
Ivanhoe Mines*	(15,600)	(149)
Niko Resources	(3,400)	(307)
Sino-Forest*	(2,200)	(33)
Trican Well Service	(3,200)	(72)
UTS Energy*	(9,200)	(49)
Total Canada		(610)
France - (1.3)%		
Zodiac	(6,966)	(371)
Total France		(371)
Germany - (0.4)%		
Suedzucker	(4,403)	(100)
Total Germany		(100)
Japan - (3.7)%		
Aeon Mall	(1,400)	(44)
Circle K Sunkus	(3,100)	(47)
Hirose Electric	(1,800)	(214)
Marui Group	(11,300)	(112)
Meitec	(2,100)	(60)

NGK Spark Plug	(7,000)	(94)
Nippon Mining Holdings	(14,000)	(87)
Nomura Holdings	(4,900)	(86)
SMC	(200)	(23)
Square Enix	(2,300)	(75)
Yakult Honsha Co	(7,400)	(198)
Total Japan		(1,040)
Netherlands - (0.4)%		
Wolters Kluwer	(4,755)	(127)
Total Netherlands		(127)
Singapore - (0.4)%		
ST Engineering	(42,000)	(100)
Total Singapore		(100)
Sweden - (0.0)%		
Sandvik	(600)	(9)
Total Sweden		(9)
Switzerland - (0.7)%		
STMicroelectronics	(17,682)	(204)
Total Switzerland		(204)
Total Foreign Securities Sold Short (Proceeds $(2,644))		**(2,578)**
Written Option Contracts - (2.1)%		
Amex Oil Index		
May 2008 Call 1470	(9)	(35)
Amex S&P 400 Index		
May 2008 Call 820	(16)	(45)
BVK		
May 2008 Call 77.5	(171)	(106)
CBOE Index		
May 2008 Call 205	(67)	(2)
CRX		
May 2008 Call 950	(14)	(19)
Morgan		
May 2008 Call 550	(25)	(76)
Morgan		
May 2008 Call 970	(14)	(27)
S&P 500 Index		
May 2008 Call 625	(22)	(54)
S&P 500 Index		
May 2008 Call 1360	(21)	(99)
S&P 500 Index		
May 2008 Call 1400	(88)	(119)
XNG		
May 2008 Call 680	(20)	(19)
Total Written Option Contracts (Proceeds $(676))		**(601)**
Other Assets and Liabilities, Net - 1.2%		**359**
Total Net Assets 100.0%	$	**28,377**

The Fund had the following futures contracts open as of April 30, 2008:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (Depreciation) (000)
Amsterdam Index	27	$ 3,999	05/16/08	$ 220
Australia Dollar Currency Future	80	7,529	06/16/08	137
British Pound Currency Future	18	2,231	06/16/08	(29)
CAC 40 Index	25	1,936	05/16/08	96
CBOE Vix Index	31	658	05/20/08	(137)
Canadian Dollar Currency Future	30	(2,986)	06/17/08	3
Dax Index	5	1,365	06/20/08	29
DJ Euro Stoxx 50 Index	5	294	06/20/08	29
Euro Foreign Currency Future	20	(3,902)	06/16/08	(39)
FTSE 100 Index	8	970	06/20/08	94
Hang Seng Index	10	1,651	05/30/08	9
IBEX 35 Index	9	(1,925)	05/16/08	(64)
OMXS 30 Index	107	(1,750)	05/16/08	(43)
S&P 500 Emini Index	42	(2,911)	06/20/08	(110)
S&P MIB Index	20	5,169	06/20/08	459
S&P/TSE 60 Index	12	(1,971)	06/19/08	(82)
SPI 200 Index	50	(6,606)	06/19/08	(500)
Swiss Franc Currency Future	30	3,629	06/16/08	(71)
TOPIX Index	8	1,041	06/12/08	120
				$ 121

 * - Non-income producing security.
(A) - The rate reported represents the 7-day effective yield as of April 30, 2008.
(B) - All or a portion of this security is held as collateral for securities sold short or open written option contracts.
(C) - All or a portion of this security is held as collateral for open futures contracts. The rate reported on the Schedule of Investments represents the effective yield at time of purchase.

 Cl - Class
 R&D - Research and Development
 S&L - Savings and Loan
 Ser - Series

 + At April 30, 2008, the approximate tax basis cost of the Fund's investments was $32,838,349 and the unrealized appreciation and depreciation were $1,498,435 and $(863,178) respectively.

 Cost figures are shown with "000's" omitted.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent annual or semi-annual financial statements.

Old Mutual Clay Finlay China Fund

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 96.7%		
Advertising Sales - 1.7%		
Focus Media Holding ADR*	30,750	$ 1,134
Total Advertising Sales		1,134
Auto-Cars/Light Trucks - 3.5%		
Denway Motors	2,448,000	1,242
Great Wall Motor, Cl H	905,000	1,067
Total Auto-Cars/Light Trucks		2,309
Auto-Medium & Heavy Duty Trucks - 1.0%		
Sinotruk Hong Kong	535,000	651
Total Auto-Medium & Heavy Duty Trucks		651
Building & Construction-Miscellaneous - 2.1%		
China Communications Construction, Cl H	571,000	1,356
Total Building & Construction-Miscellaneous		1,356
Building Products-Cement/Aggregate - 1.1%		
Anhui Conch Cement, Cl H*	92,000	734
Total Building Products-Cement/Aggregate		734
Cellular Telecommunications - 13.8%		
China Mobile	528,000	9,086
Total Cellular Telecommunications		9,086
Coal - 4.3%		
China Shenhua Energy, Cl H	469,500	2,155
Yanzhou Coal Mining, Cl H	356,000	651
Total Coal		2,806
Commercial Banks Non-US - 15.0%		
Bank of China, Cl H	2,255,000	1,149
China Construction Bank, Cl H	3,317,000	2,996
China Merchants Bank, Cl H	164,000	685
Industrial & Commercial Bank of China, Cl H	6,393,000	5,048
Total Commercial Banks Non-US		9,878
Computers - 1.3%		
High Tech Computer	12,000	308
Lenovo Group	710,000	545
Total Computers		853
Computers-Other - 1.5%		
Ju Teng International Holdings*	2,828,000	989
Total Computers-Other		989
Diversified Financial Services - 0.6%		
Chinatrust Financial Holding	390,000	407
Total Diversified Financial Services		407
Diversified Operations - 7.5%		
China Resources Enterprise	168,000	616
Jardine Matheson Holdings	53,600	1,651
Shanghai Industrial Holdings	442,000	1,831

Swire Pacific, Cl A	69,500	813
Total Diversified Operations		4,911
Electric-Generation - 2.7%		
China Resources Power Holdings	704,000	1,776
Total Electric-Generation		1,776
Feminine Health Care Products - 1.9%		
Hengan International Group	346,000	1,235
Total Feminine Health Care Products		1,235
Life/Health Insurance - 5.7%		
China Life Insurance, Cl H	865,000	3,768
Total Life/Health Insurance		3,768
Machinery-Construction & Mining - 0.6%		
China Infrastructure Machinery	345,000	391
Total Machinery-Construction & Mining		391
Multi-line Insurance - 2.4%		
Ping An Insurance Group, Cl H	168,000	1,595
Total Multi-line Insurance		1,595
Oil Companies-Exploration & Production - 6.9%		
CNOOC	2,560,000	4,544
Total Oil Companies-Exploration & Production		4,544
Oil Companies-Integrated - 2.6%		
China Petroleum & Chemical, Cl H	1,556,000	1,672
Total Oil Companies-Integrated		1,672
Public Thoroughfares - 3.1%		
Jiangsu Express, Cl H	2,202,000	2,055
Total Public Thoroughfares		2,055
Real Estate Operation/Development - 8.0%		
Cheung Kong Holdings	51,000	797
China Everbright International	5,294,000	2,108
China Overseas Land & Investment	506,000	1,063
Hang Lung Properties	166,000	674
Shimao Property Holdings	313,000	622
Total Real Estate Operation/Development		5,264
REITS-Shopping Centers - 1.2%		
Link REIT	319,000	764
Total REITS-Shopping Centers		764
Retail-Major Department Store - 1.9%		
Parkson Retail Group	133,000	1,257
Total Retail-Major Department Store		1,257
Retail-Regional Department Store - 1.0%		
Golden Eagle Retail Group	658,000	666
Total Retail-Regional Department Store		666
Telecommunications Services - 2.1%		
China Telecom, Cl H	2,090,000	1,400
Total Telecommunications Services		1,400
Transport-Marine - 3.2%		
China COSCO Holdings, Cl H*	233,000	694
China Shipping Development, Cl H	418,000	1,403
Total Transport-Marine		2,097
Total Common Stock (Cost $52,252)		**63,598**
Money Market Fund - 1.5%		

Dreyfus Cash Management Fund, Institutional Class, 2.950% (A)	985,794	986
Total Money Market Fund (Cost $986)		**986**
Total Investments - 98.2% (Cost $53,238)+		**64,584**
Other Assets and Liabilities, Net - 1.8%		**1,178**
Total Net Assets - 100.0%	$	**65,762**

As of April 30, 2008, the Fund had the following forward foreign currency contracts outstanding:

Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation (Depreciation) (000)
05/02/08	USD	(228,248)	HKD	(1,778,398)	$ -
					$ -

* - Non-income producing security.
(A) - The rate reported represents the 7-day effective yield as of April 30, 2008.

ADR - American Depositary Receipt
Cl - Class
HKD - Hong Kong Dollar
REITs - Real Estate Investment Trusts

+ At April 30, 2008, the approximate tax basis cost of the Fund's investments was $53,238,488 and the unrealized appreciation and depreciation were $12,627,459 and $(1,282,099) respectively.

Cost figures are shown with "000's" omitted.
Amounts designated as "-" are either $0 or have been rounded to $0.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent annual or semi-annual financial statements.

Old Mutual Clay Finlay Emerging Markets Fund

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 35.2%		
Beverages-Non-Alcoholic - 1.4%		
Coca-Cola Femsa SAB de CV ADR	9,680	$ 505
Total Beverages-Non-Alcoholic		505
Brewery - 1.6%		
Cia Cervecerias Unidas ADR	15,570	568
Total Brewery		568
Building & Construction-Miscellaneous - 1.3%		
Orascom Construction GDR	2,925	472
Total Building & Construction-Miscellaneous		472
Cellular Telecommunications - 5.4%		
America Movil, Ser L ADR	11,170	647
Tim Participacoes ADR	12,480	419
Turkcell Iletisim Hizmet AS ADR	14,670	296
Vimpel-Communications ADR	18,025	544
Total Cellular Telecommunications		1,906
Diversified Minerals - 3.3%		
Cia Vale do Rio Doce ADR	29,580	1,156
Total Diversified Minerals		1,156
E-Commerce/Services - 0.5%		
Ctrip.com International ADR	3,150	195
Total E-Commerce/Services		195
Electronic Components-Miscellaneous - 1.2%		
AU Optronics ADR	21,369	417
Total Electronic Components-Miscellaneous		417
Food-Dairy Products - 1.2%		
Wimm-Bill-Dann Foods ADR	3,487	424
Total Food-Dairy Products		424
Food-Retail - 1.0%		
X5 Retail Group GDR*	10,115	354
Total Food-Retail		354
Internet Content-Information/News - 1.1%		
Baidu.com ADR*	1,086	397
Total Internet Content-Information/News		397
Medical-Generic Drugs - 1.2%		
Teva Pharmaceutical Industries ADR	9,460	443
Total Medical-Generic Drugs		443
Oil Companies-Exploration & Production - 2.2%		
Gazprom ADR	14,100	746
NovaTek GDR	230	17
Total Oil Companies-Exploration & Production		763
Oil Companies-Integrated - 7.1%		
Lukoil ADR	5,600	503
Petroleo Brasileiro ADR	16,540	2,008
Total Oil Companies-Integrated		2,511
Oil Refining & Marketing - 1.8%		

Reliance Industries GDR 144A	4,800	623
Total Oil Refining & Marketing		623
Semiconductor Components-Integrated Circuits - 1.9%		
Powertech Technology GDR	47,991	386
Taiwan Semiconductor Manufacturing ADR	27,000	303
Total Semiconductor Components-Integrated Circuits		689
Steel-Producers - 1.9%		
Severstal GDR	27,000	664
Total Steel-Producers		664
Tobacco - 1.1%		
ITC GDR	70,050	380
Total Tobacco		380
Total Common Stock (Cost $9,856)		12,467
Foreign Common Stock - 55.3%		
Brazil - 5.1%		
Banco do Brasil	35,800	620
Localiza Rent A Car	38,900	508
Lojas Renner	12,700	300
Usinas Siderurgicas de Minas Gerais, Cl A	7,950	382
Total Brazil		1,810
China - 4.6%		
China Life Insurance, Cl H	95,000	414
Industrial & Commercial Bank of China, Cl H	1,062,000	839
Jiangsu Express, Cl H	390,000	364
Total China		1,617
Hong Kong - 10.1%		
China Everbright International	1,015,000	404
China Mobile	73,000	1,256
China Overseas Land & Investment	162,000	340
China Resources Enterprise	120,000	440
CNOOC	330,000	586
Kingdee International Software	170,000	171
Shanghai Industrial Holdings	90,000	373
Total Hong Kong		3,570
Indonesia - 1.5%		
Astra International	83,500	181
Bank Rakyat Indonesia	534,000	345
Total Indonesia		526
Israel - 1.8%		
Israel Chemicals	35,420	651
Total Israel		651
Luxembourg - 1.1%		
Millicom International Cellular*	3,650	394
Total Luxembourg		394
Malaysia - 1.2%		
IOI	179,000	414
Total Malaysia		414
Philippines - 0.9%		
Ayala	45,164	316
Total Philippines		316

Russia - 3.2%		
NovaTek OAO GDR	10,800	814
Sberbank	96,000	311
Total Russia		1,125
South Africa - 5.2%		
Anglo Platinum	3,394	541
MTN Group	29,340	558
Murray & Roberts Holdings	37,360	435
Naspers, Cl N	14,855	320
Total South Africa		1,854
South Korea - 13.3%		
GS Engineering & Construction	3,870	569
Hyundai Motor	6,750	568
Kookmin Bank	10,800	753
LG Chem	4,350	433
NHN*	1,550	359
POSCO	1,470	724
Samsung Electronics	1,840	1,304
Total South Korea		4,710
Taiwan - 3.2%		
Alpha Networks	1	-
Far Eastern Textile	410,000	687
High Tech Computer	10,000	256
Powertech Technology	45,800	184
Total Taiwan		1,127
Thailand - 2.8%		
CP ALL	1,305,300	420
Kasikornbank	203,100	561
Total Thailand		981
United Kingdom - 1.3%		
Eurasian Natural Resources*	19,780	472
Total United Kingdom		472
Total Foreign Common Stock (Cost $19,065)		**19,567**
Warrants - 5.4%		
Asian Paints 144A,		
expires 06/15/09*	28,750	637
Chinatrust Financial Holding,		
expires 10/07/08*	490,000	511
IVRCL Infrastructures & Projects 144A,		
expires 11/17/08*	26,055	276
Cathay Financial Holding,		
expires 01/15/13*	169,500	476
Total Warrants (Cost $1,735)		**1,900**
Right - 0.1%		
X5 Retail Group Rights*	10,115	31
Total Right (Cost $768)		**31**
Money Market Fund - 3.4%		
Dreyfus Cash Management Fund, Institutional Class,		
2.950% (A)	1,211,974	1,212
Total Money Market Fund (Cost $280)		**1,212**
Total Investments - 99.4% (Cost $31,704)+		**35,177**
Other Assets and Liabilities, Net - 0.6%		**217**
Total Net Assets - 100.0%	$	**35,394**

* - Non-income producing security.
(A) - The rate reported represents the 7-day effective yield as of April 30, 2008.

144A - Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration normally to qualified institutions. On April 30, 2008, the value of these securities amounted to $1,536(000), representing 4.3% of the net assets of the Fund.
ADR - American Depositary Receipt
Cl - Class
GDR - Global Depositary Receipt
Ser - Series

+ At April 30, 2008, the approximate tax basis cost of the Fund's investments was $31,703,989 and the unrealized appreciation and depreciation were $4,208,381 and $(735,626) respectively.

Cost figures are shown with "000's" omitted.
Amounts designated as "-" are either $0 or have been rounded to $0.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent annual or semi-annual financial statements.

Old Mutual Copper Rock Emerging Growth Fund

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 94.8%		
Aerospace/Defense-Equipment - 2.2%		
B/E Aerospace*	32,853	$ 1,326
Total Aerospace/Defense-Equipment		1,326
Agricultural Chemicals - 0.4%		
CF Industries Holdings	1,662	222
Total Agricultural Chemicals		222
Auction House/Art Dealer - 0.5%		
Ritchie Bros Auctioneers	11,082	277
Total Auction House/Art Dealer		277
Auto/Truck Parts & Equipment-Original - 0.6%		
Titan International	9,460	337
Total Auto/Truck Parts & Equipment-Original		337
Building-Heavy Construction - 1.6%		
Chicago Bridge & Iron	23,335	930
Total Building-Heavy Construction		930
Casino Services - 1.3%		
Scientific Games, Cl A*	26,608	749
Total Casino Services		749
Chemicals-Specialty - 0.6%		
OM Group*	6,385	350
Total Chemicals-Specialty		350
Coal - 0.5%		
Massey Energy	5,723	299
Total Coal		299
Commercial Banks-Central US - 0.6%		
PrivateBancorp	11,428	388
Total Commercial Banks-Central US		388
Commercial Banks-Eastern US - 0.5%		
Signature Bank*	11,345	299
Total Commercial Banks-Eastern US		299
Commercial Services - 3.1%		
CoStar Group*	11,845	568
Quanta Services*	44,896	1,192
TeleTech Holdings*	3,790	87
Total Commercial Services		1,847
Computer Aided Design - 0.8%		
Ansys*	11,321	456
Total Computer Aided Design		456
Computer Services - 1.4%		
Cognizant Technology Solutions, Cl A*	25,270	815
Total Computer Services		815
Computers-Integrated Systems - 1.0%		
Jack Henry & Associates	22,558	593

Total Computers-Integrated Systems		593
Consulting Services - 3.3%		
FTI Consulting*	10,896	698
Navigant Consulting*	27,001	543
SAIC*	37,748	717
Total Consulting Services		1,958
Diagnostic Kits - 0.5%		
Qiagen*	13,687	304
Total Diagnostic Kits		304
Distribution/Wholesale - 1.2%		
Fossil*	19,928	713
Total Distribution/Wholesale		713
Diversified Financial Services - 1.1%		
IntercontinentalExchange*	4,162	646
Total Diversified Financial Services		646
Diversified Manufacturing Operations - 1.3%		
Harsco	12,640	750
Total Diversified Manufacturing Operations		750
E-Commerce/Services - 2.0%		
Priceline.com*	9,327	1,191
Total E-Commerce/Services		1,191
Educational Software - 0.5%		
SkillSoft ADR*	27,291	274
Total Educational Software		274
Electronic Components-Semiconductors - 2.5%		
Cavium Networks*	21,748	447
Microsemi*	42,054	1,030
Total Electronic Components-Semiconductors		1,477
Electronic Design Automation - 1.3%		
Comtech Group*	30,216	393
Synopsys*	17,964	415
Total Electronic Design Automation		808
Electronic Measuring Instruments - 0.9%		
Itron*	5,870	546
Total Electronic Measuring Instruments		546
Enterprise Software/Services - 1.0%		
Ultimate Software Group*	18,394	603
Total Enterprise Software/Services		603
Entertainment Software - 2.5%		
Activision*	54,123	1,464
Total Entertainment Software		1,464
Finance-Other Services - 1.2%		
FCStone Group*	17,603	729
Total Finance-Other Services		729
Footwear & Related Apparel - 1.3%		
Deckers Outdoor*	5,630	777
Total Footwear & Related Apparel		777
Gambling (Non-Hotel) - 0.8%		
Pinnacle Entertainment*	29,945	465
Total Gambling (Non-Hotel)		465
Insurance Brokers - 1.5%		
eHealth*	32,234	872

Total Insurance Brokers		872
Investment Management/Advisory Services - 0.7%		
Affiliated Managers Group*	4,040	401
Total Investment Management/Advisory Services		401
Machinery-Construction & Mining - 1.3%		
Bucyrus International	3,626	457
Terex*	4,669	325
Total Machinery-Construction & Mining		782
Machinery-Pumps - 1.2%		
Flowserve	5,759	715
Total Machinery-Pumps		715
Marine Services - 1.5%		
Aegean Marine Petroleum Network	24,953	908
Total Marine Services		908
Medical Instruments - 2.4%		
Abaxis*	14,083	359
Conceptus*	34,446	621
Intuitive Surgical*	1,525	441
Total Medical Instruments		1,421
Medical-Biomedical/Genetic - 6.0%		
Alexion Pharmaceuticals*	10,795	760
Illumina*	13,428	1,046
Lifecell*	24,773	1,258
Millennium Pharmaceuticals*	20,831	518
Total Medical-Biomedical/Genetic		3,582
Medical-Drugs - 0.7%		
Cephalon*	6,863	428
Total Medical-Drugs		428
Medical-Generic Drugs - 1.1%		
Perrigo	16,036	657
Total Medical-Generic Drugs		657
Oil & Gas Drilling - 0.7%		
Patterson-UTI Energy	14,795	413
Total Oil & Gas Drilling		413
Oil Companies-Exploration & Production - 5.2%		
Arena Resources*	6,417	288
BPZ Resources*	15,624	305
Parallel Petroleum*	56,331	1,194
Penn Virginia	5,701	299
Range Resources	6,241	414
SandRidge Energy*	13,205	597
Total Oil Companies-Exploration & Production		3,097
Oil Field Machinery & Equipment - 2.1%		
Dril-Quip*	11,468	656
T-3 Energy Services*	11,427	604
Total Oil Field Machinery & Equipment		1,260
Oil-Field Services - 1.6%		
Hercules Offshore*	10,594	279
Oceaneering International*	4,597	307
W-H Energy Services*	4,486	347
Total Oil-Field Services		933
Physical Practice Management - 1.2%		

Pediatrix Medical Group*	10,396	707
Total Physical Practice Management		707
Physical Therapy/Rehabilitation Centers - 4.6%		
Psychiatric Solutions*	78,511	2,725
Total Physical Therapy/Rehabilitation Centers		2,725
Printing-Commercial - 1.6%		
VistaPrint*	28,076	956
Total Printing-Commercial		956
Respiratory Products - 1.1%		
Resmed*	14,936	644
Total Respiratory Products		644
Retail-Apparel/Shoe - 5.5%		
Abercrombie & Fitch, Cl A	5,817	432
Aeropostale*	26,554	844
Guess ?	18,820	720
J Crew Group*	19,219	913
Urban Outfitters*	11,158	382
Total Retail-Apparel/Shoe		3,291
Retail-Computer Equipment - 1.0%		
GameStop, Cl A*	11,435	629
Total Retail-Computer Equipment		629
Retail-Restaurants - 1.0%		
Red Robin Gourmet Burgers*	14,954	614
Total Retail-Restaurants		614
Schools - 4.9%		
Capella Education*	17,450	1,125
New Oriental Education & Technology Group ADR*	9,514	714
Strayer Education	5,748	1,067
Total Schools		2,906
Semiconductor Components-Integrated Circuits - 1.0%		
Marvell Technology Group*	45,753	593
Total Semiconductor Components-Integrated Circuits		593
Semiconductor Equipment - 2.2%		
Teradyne*	96,770	1,286
Total Semiconductor Equipment		1,286
Telecommunications Equipment - 1.7%		
Harris	19,273	1,041
Total Telecommunications Equipment		1,041
Therapeutics - 1.5%		
BioMarin Pharmaceuticals*	12,370	451
United Therapeutics*	5,525	467
Total Therapeutics		918
Web Hosting/Design - 1.8%		
Equinix*	11,835	1,070
Total Web Hosting/Design		1,070
Wire & Cable Products - 3.2%		
Belden	25,151	849
General Cable*	15,469	1,037
Total Wire & Cable Products		1,886
Total Common Stock (Cost $49,035)		**56,328**
Money Market Fund - 3.7%		

Dreyfus Cash Management Fund, Institutional Class,

2.950% (A)	2,195,393	2,195
Total Money Market Fund (Cost $2,195)		**2,195**
Total Investments - 98.5% (Cost $51,230)+		**58,523**
Other Assets and Liabilities, Net - 1.5%		**871**
Total Net Assets - 100.0%	$	**59,394**

* - Non-income producing security.

(A) - The rate reported represents the 7-day effective yield as of April 30, 2008.

ADR - American Depositary Receipt

Cl - Class

+ At April 30, 2008, the approximate tax basis cost of the Fund's investments was $51,229,941 and the unrealized appreciation and depreciation were $8,063,754 and $(771,187) respectively.

Cost figures are shown with "000's" omitted.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent annual or semi-annual financial statements.

Old Mutual International Bond Fund

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2008 (UNAUDITED)

Description	Face Amount (000)/Shares		Value (000)	
U.S. Treasury Obligations - 0.6%				
United States Treasury Notes,				
4.750%, 08/15/17	$	150	$	162
Total U.S. Treasury Obligations (Cost $153)				162
Foreign Government Bonds - 95.2%				
Australia Government Bond,				
6.000%, 02/15/17	AUD	1400		1,295
Austria Government Bond,				
5.500%, 01/15/10	EUR	615		984
Belgium Government Bond,				
5.750%, 09/28/10	EUR	625		1,014
Canadian Government Bond,				
5.250%, 06/01/13	CAD	315		342
Canadian Government Bond,				
5.750%, 06/01/33	CAD	210		261
Finland Government Bond,				
2.750%, 09/15/10	EUR	680		1,036
French Treasury Note BTAN,				
2.500%, 07/12/10	EUR	680		1,032
Bundesrepublik Deutschland,				
5.000%, 07/04/12	EUR	1400		2,272
Bundesrepublik Deutschland,				
4.750%, 07/04/34	EUR	920		1,456
Bundesrepublik Deutschland,				
3.750%, 07/04/13	EUR	24		37
Bundesrepublik Deutschland,				
3.750%, 01/04/15	EUR	189		290
Bundesrepublik Deutschland,				
3.500%, 01/04/16	EUR	100		150
Deutschland Republic,				
4.500%, 01/04/13	EUR	601		960
Hellenic Republic Government Bond,				
3.900%, 08/20/11	EUR	660		1,021
Ireland Government Bond,				
3.250%, 04/18/09	EUR	650		1,006
Italy Buoni Poliennali Del Tesoro,				
5.250%, 08/01/11	EUR	625		1,009
Development Bank of Japan,				
2.300%, 03/19/26	JPY	340,000		3,333
Development Bank of Japan,				
1.750%, 03/17/17	JPY	50,000		488

Netherlands Government Bond, 4.250%, 07/15/13	EUR	221	349
Netherlands Government Bond, 4.500%, 07/15/17	EUR	750	1,193
Netherlands Government Bond, 4.000%, 07/15/18	EUR	750	1,144
Norway Government Bond, 6.000%, 05/16/11	NOK	610	124
Portugal Obrigacoes do Tesouro OT, 5.850%, 05/20/10	EUR	615	993
Spain Government Bond, 3.250%, 07/30/10	EUR	665	1,024
Sweden Government Bond, 3.500%, 12/01/15	SEK	1,800	393
Sweden Government Bond, 4.500%, 08/12/15	SEK	2,300	394
Sweden Government Bond, 3.750%, 08/12/17	SEK	10,100	1,643
United Kingdom Gilt, 4.000%, 03/07/09	GBP	170	337
United Kingdom Gilt, 4.250%, 12/07/55	GBP	400	793
Total Foreign Government Bonds (Cost $24,667)			**26,373**
Foreign Bonds - 1.4%			
Citigroup 2.400%, 10/31/25	JPY	10,500	79
Nykredit Realkredit 4.000%, 01/01/09	DKK	1,500	312
Total Foreign Bond (Cost $386)			**391**
Money Market Fund - 0.8%			
Dreyfus Cash Management Fund, Institutional Class, 2.950% (A)		215,963	216
Total Money Market Fund (Cost $216)			**216**
Total Investments - 98.0% (Cost $25,422)+			**27,142**
Other Assets and Liabilities, Net - 2.0%			**562**
Total Net Assets - 100.0%		$	**27,704**

As of April 30, 2008, the Fund had the following forward foreign currency contracts outstanding:

Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation (Depreciation) (000)	
06/10/08	CAD	(464,278)	AUD	510,577	$	18
06/10/08	GBP	(344,067)	AUD	736,785		9
06/10/08	JPY	(32,032,723)	AUD	326,865		(2)
09/17/08	USD	(230,920)	BRL	410,000		8
06/10/08	EUR	(545,257)	CAD	804,294		(51)
06/10/08	EUR	(112,214)	CHF	180,620		-

06/10/08	USD	(435,521)	DKK	2,165,488	17
06/10/08	AUD	(160,504)	EUR	99,332	4
06/10/08	DKK	(2,605,407)	EUR	349,381	-
06/10/08	GBP	(334,394)	EUR	451,196	40
06/10/08	SEK	(6,189,324)	EUR	664,258	3
06/10/08	USD	(1,809,000)	EUR	1,205,089	69
06/10/08	USD	(663422)	GBP	339,679	10
06/10/08	EUR	(4,147,344)	JPY	660,978,140	(89)
06/10/08	CAD	(268,413)	NOK	1,438,159	15
06/10/08	EUR	(423,463)	NOK	3,351,089	(4)
06/10/08	USD	(549,569)	NOK	2,888,760	16
06/10/08	CAD	(230,424)	SEK	1,461,903	15
06/10/08	NOK	(876,476)	SEK	1,039,500	2
09/17/08	USD	(290,835)	TWD	8,600,000	(5)
06/10/08	AUD	(2,119,550)	USD	1,976,661	(12)
06/10/08	CAD	(433,236)	USD	440,773	11
06/10/08	CHF	(3,000)	USD	2,821	-
06/10/08	JPY	(49,649,641)	USD	483,252	4
06/10/08	SEK	(10,176,930)	USD	1,637,163	(60)
					$ 18

(A) - The rate reported represents the 7-day effective yield as of April 30, 2008.

AUD - Australian Dollar
CAD - Canadian Dollar
CHF - Swiss Franc
DKK - Danish Krone
EUR - Euro
GBP - British Pound Sterling
JPY - Japanese Yen
NOK - Norwegian Krone
SEK - Swedish Krone
TWD - Taiwan New Dollar

+ At April 30, 2008, the approximate tax basis cost of the Fund's investments was $25,421,802 and the unrealized appreciation and depreciation were $1,802,235 and $(81,984) respectively.

Cost figures are shown with "000's" omitted.
Amounts designated as "-" are either $0 or have been rounded to $0.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent annual or semi-annual financial statements.

Old Mutual International Equity Fund

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 4.5%		
Agricultural Chemicals - 0.7%		
Potash Corp of Saskatchewan	4,940	$ 909
Total Agricultural Chemicals		909
Cellular Telecommunications - 0.5%		
Vimpel-Communications ADR	20,550	620
Total Cellular Telecommunications		620
Coal - 0.2%		
Fording Canadian Coal Trust	3,800	236
Total Coal		236
Computers - 0.5%		
Research In Motion*	5,740	698
Total Computers		698
Electronic Components-Miscellaneous - 0.0%		
NAM TAI Electronics	100	1
Total Electronic Components-Miscellaneous		1
Electronic Components-Semiconductors - 0.7%		
Samsung Electronics GDR 144A	2,410	854
Total Electronic Components-Semiconductors		854
Medical-Generic Drugs - 0.6%		
Teva Pharmaceutical Industries ADR	18,050	844
Total Medical-Generic Drugs		844
Metal-Copper - 0.2%		
Taseko Mines*	40,125	213
Total Metal-Copper		213
Oil Companies-Integrated - 1.1%		
Petroleo Brasileiro ADR	11,860	1,440
Total Oil Companies-Integrated		1,440
Total Common Stock (Cost $5,562)		**5,815**
Foreign Common Stock - 93.0%		
Australia - 4.7%		
AJ Lucas Group	16,834	71
ASX	3,122	106
Ausenco	4,977	74
BHP Billiton	41,152	1,659
BlueScope Steel	340	4
Caltex Australia	12,202	139
Centennial Coal	8,233	35
Commander Communications*	3,400	1
Dominion Mining	39,426	125
Flight Centre	1,132	23
Incitec Pivot	1,585	241
Leighton Holdings	36,743	1,625
McPherson's	3,832	9

Mineral Resources	492	2
Qantas Airways	141,182	451
Riversdale Mining*	489	4
Sally Malay Mining	8,388	43
Santos	89,930	1,351
Tattersall's	90	-
Total Australia		5,963
Austria - 0.6%		
OMV	91	7
Telekom Austria	200	5
Vienna Insurance	10,900	814
Voestalpine	127	10
Total Austria		836
Belgium - 2.7%		
Delhaize Group	13,172	1,136
Dexia	76,817	2,120
Euronav*	40	2
Fortis	100	3
KBC Groep	1,793	241
Tessenderlo Chemie	330	15
Total Belgium		3,517
Bermuda - 0.0%		
Catlin Group	3,250	25
Lancashire Holdings	3,310	20
Total Bermuda		45
Canada - 0.5%		
CGI Group, Cl A*	4,100	48
EnCana	400	32
Manulife Financial	300	12
Methanex Corp	5,600	131
Metro, Cl A	100	2
Petro-Canada	5,900	296
Potash Corp of Saskatchewan	100	18
Rothmans	3,600	89
Total Canada		628
Denmark - 2.1%		
Danske Bank	600	21
Jyske Bank*	900	62
Norden	7,673	837
Novo Nordisk A/S, Cl B	23,150	1,584
Topdanmark*	900	158
Total Denmark		2,662
Finland - 0.6%		
Konecranes	3,893	169
Nokia OYJ	22,350	672
Total Finland		841
France - 6.2%		
Alstom	6,890	1,583
AXA	27,425	1,013
BNP Paribas	6,250	666
Bollore	388	86

Camaieu	91	34
France Telecom	62,269	1,948
Peugeot	1,553	108
Rallye	2,148	162
Sanofi-Aventis	51	4
Societe Generale	7,982	927
Societe Generale*	1,355	157
Thomson	19,569	124
Total	30	3
UBISOFT Entertainment*	899	90
Vivendi*	27,961	1,127
Total France		**8,032**
Germany - 10.9%		
Allianz SE	15	3
Arques Industries	1,154	15
BASF AG	301	43
Bayer	23,450	1,981
Deutsche Boerse	6,504	940
Deutsche Lufthansa	53,506	1,412
E.ON	15,054	3,060
Epcos	3,387	52
Freenet	62	1
Koenig & Bauer	1,838	60
KUKA*	1,407	51
Linde	10,600	1,545
Medion	793	16
Metro	8,350	659
Muenchener Rueckversicherungs	852	164
Norddeutsche Affinerie	5,528	233
Salzgitter	10,532	2,142
SAP	18,450	933
Siemens	55	6
ThyssenKrupp	12,371	773
Total Germany		**14,089**
Greece - 0.9%		
Hellenic Exchanges Holding	1,518	33
National Bank of Greece	21,100	1,161
Total Greece		**1,194**
Hong Kong - 2.0%		
Cheung Kong Holdings	73,000	1,140
CLP Holdings	500	4
Esprit Holdings	46,600	574
Jardine Matheson Holdings	21,600	665
Modern Beauty Salon Holdings	92,000	31
Regal Hotels International Holdings	324,000	18
Solomon Systech International	43,616	3
VTech Holdings	23,534	129
Total Hong Kong		**2,564**
Ireland - 0.5%		
CRH	16,100	610
Total Ireland		**610**

Italy - 3.5%

Banca Popolare dell'Emilia Rom	169	4
De'Longhi	6,503	30
Enel	36,707	398
ENI	5,667	218
Fiat	37,637	837
Fondiaria-Sai	2,168	87
IFIL - Investments	101	1
Indesit	18,192	218
Milano Assicurazioni	521	3
Prysmian	4,591	108
Saipem SpA	31,700	1,386
UniCredit	172,700	1,302
Total Italy		4,592

Japan - 21.5%

Aisin Seiki	49,000	1,718
Allied Telesis Holdings*	15,800	11
Aloka	800	10
Alpine Electronics	500	6
Arcs	8,600	121
Astellas Pharma	15,300	630
Aucnet	500	6
Bosch	49	-
Brother Industries	511	7
Canon	50	3
Central Japan Railway	1	10
Century Leasing System	900	7
Chuo Denki Kogyo	2,000	31
Cocokara Fine Holdings*	1,700	37
Cosmo Oil	1,000	3
Cosmos Initia	15,000	47
Daihatsu Motor	50,000	598
Daiichikosho	4,200	41
Daito Bank	13,000	11
Daiwa Securities Group	51,000	507
East Japan Railway	141	1,125
Eizo Nanao	100	2
FamilyMart	500	18
FUJIFILM Holdings	200	8
Fujitsu	700	4
Fujitsu Frontech	1,200	11
Geo	46	38
Haruyama Trading	1,500	9
Haseko	500	1
Hitachi	225,000	1,517
Inui Steamship	3,500	50
Japan Tobacco	217	1,055
JFE Shoji Holdings	27,000	210
Juki	7,000	26
Kawasaki Kisen Kaisha	75	1
Kohnan Shoji	8,400	132

Komatsu	45,700	1,391
Leopalace21	12,000	212
Makita	100	3
Marubeni	268,000	2,133
Marudai Food	5,000	11
Maruetsu*	9,000	73
Meiji Dairies	8,000	49
Mitani	2,100	16
Mitsubishi Estate	34,000	989
Mitsubishi Materials	51,000	242
Mitsui	52,000	1,221
Mitsui OSK Lines	600	8
Mitsumi Electric	1,500	50
Mizuho Trust & Banking	62,000	103
Mori Seiki	300	6
Morinaga Milk Industry	4,000	13
NEC	1,000	5
Nikon	800	23
Nintendo	8,900	4,920
Nippon Metal Industry	11,000	33
Nippon Oil	106,000	731
Nippon Steel	700	4
Nippon Steel Trading	4,000	11
Nippon Telegraph & Telephone	172	741
Nissan Shatai	26,000	194
Nisshin Steel	35,000	130
NTT Data	1	4
Ricoh Leasing	100	2
San-A	2,600	86
Santen Pharmaceutical	110	3
Sanyo Electric*	52,000	130
Seiko Epson	900	24
Shin-Etsu Chemical	15,700	972
Shinsho	6,000	20
Shinwa Kaiun Kaisha	1,000	7
Sky Perfect Jsat	111	48
Sumikin Bussan	6,000	23
Sumitomo Metal Mining	14,000	255
Sumitomo Mitsui Financial Group	278	2,392
Sumitomo Pipe & Tube	14,800	119
Takara Leben	300	2
Tokyo Electron	54	4
Tokyo Leasing	200	2
Toshiba	138,000	1,146
Toyo Kohan	3,000	15
Toyota Auto Body	900	18
Toyota Boshoku	11	-
Toyota Motor	100	5
TS Tech	2,400	40
Victor Co of Japan*	1,000	2
Watabe Wedding	2,900	27

Yamada Denki	10,580	908
Yamato Kogyo	3,200	152
Yamazen	3,000	11
Yaoko	1,500	42
Total Japan		27,782
Luxembourg - 0.7%		
ArcelorMittal	9,800	860
Total Luxembourg		860
Netherlands - 5.7%		
Gamma Holding	57	4
Heineken	10,103	586
ING Groep	77,559	2,938
Nutreco Holding	119	9
OCE	9,746	146
Royal Dutch Shell, Cl A	93,075	3,731
TNT	52	2
Total Netherlands		7,416
New Zealand - 0.3%		
Air New Zealand	260,100	254
Contact Energy	8,411	64
Fletcher Building	3,262	22
New Zealand Refining	2,799	17
Sky Network Television	210	1
Telecom Corp of New Zealand	2,743	8
Total New Zealand		366
Norway - 0.4%		
Belships ASA	144	1
Cermaq	3,400	39
Norsk Hydro	35,100	516
StatoilHydro	43	2
Total Norway		558
Russia - 0.9%		
NovaTek GDR	15,950	1,201
Total Russia		1,201
Singapore - 1.7%		
DBS Group Holdings	51,000	746
Golden Agri-Resources	297,000	187
Hotel Grand Central	15,000	11
Jardine Cycle & Carriage	56,526	694
Neptune Orient Lines	108,000	256
Rotary Engineering	267,000	181
Singapore Petroleum	19,000	101
Swiber Holdings*	29,000	53
Total Singpore		2,229
Spain - 3.5%		
Banco Bilbao Vizcaya	3,421	78
Banco Santander	45,425	982
Construcciones y Auxiliar de F	75	33
Gamesa Corp Tecnologica	13,250	640
Iberdrola	83,000	1,210
Repsol YPF	1,372	55

Telefonica	53,750	1,545
Total Spain		4,543
Sweden - 1.4%		
Beijer Alma, Cl B	300	4
Electrolux, Ser B	40,243	610
Hennes & Mauritz, Cl B	14,960	881
JM AB	10,484	172
Kinnevik Investment, Cl B	5,100	108
Peab AB	1,000	9
Skandinaviska Enskilda Banken, Cl A	1,200	29
Volvo, Cl B	1,651	25
Total Sweden		1,838
Switzerland - 6.1%		
Bell Holding	28	50
Credit Suisse Group	129	7
Georg Fischer*	91	50
Julius Baer Holding	15,950	1,169
Nestle	3,480	1,661
Roche Holding	7,800	1,291
Syngenta	3,640	1,082
Walter Meier	49	9
Zurich Financial Services	8,477	2,569
Total Switzerland		7,888
United Kingdom - 15.6%		
3i Group	36,198	616
Amec	1,867	29
Anglo American	446	29
AstraZeneca	54,896	2,303
Aveva Group	94	2
Aviva	1,542	19
Barclays	31,100	281
BG Group	62,250	1,519
BHP Billiton	127	5
BP	500	6
British American Tobacco	1,922	72
BT Group	494,358	2,176
Cadbury Schweppes	67,100	771
Character Group	2,728	6
Chaucer Holdings	257	-
Colliers CRE	3,314	5
CSR*	9,012	70
De La Rue	4,838	82
Game Group	20,149	109
HSBC Holdings	83,927	1,457
IG Group Holdings	11,051	79
Imperial Tobacco Group	4,481	215
Inchcape	10,896	92
International Power	5,857	51
J Sainsbury	302	2
Kazakhmys	6,110	190
Lavendon Group	2,044	12

Lloyds TSB Group	200	2
Lonmin	12,900	789
Micro Focus International	3,953	18
Mondi	21,548	171
National Express Group	6,600	121
NETeller*	13,883	17
Petrofac	124	1
Prudential	65,500	890
Reckitt Benckiser Group	21,552	1,252
Reed Elsevier	85,600	1,083
Renew Holdings	3,467	7
Rio Tinto	9,340	1,089
Royal Bank of Scotland Group	95,016	643
Royal Dutch Shell, Cl B	8,162	325
Sportingbet*	16,132	14
Standard Chartered	23,318	824
Tenon Group	7,109	8
Tesco	123,000	1,042
Thomas Cook Group	18,046	92
Vodafone Group	510,000	1,614
Total United Kingdom		20,200
Total Foreign Common Stock (Cost $111,770)		**120,454**
Foreign Preferred Stock - 1.5%		
Germany - 1.4%		
Fresenius	21,850	1,806
Total Germany		1,806
Italy - 0.1%		
IFI	4,376	115
Total Italy		115
Total Foreign Preferred Stock (Cost $1,837)		**1,921**
Rights - 0.0%		
JM ABS RIGHTS	10,484	9
Total Rights (Cost $0)		**9**
Money Market Fund - 0.0%		
Dreyfus Cash Management Fund, Institutional Class, 2.950% (A)	1,027	1
Total Money Market Fund (Cost $1)		**1**
Total Investments - 99.0% (Cost $122,604)+		**128,200**
Other Assets and Liabilities, Net - 1.0%		**1,247**
Total Net Assets - 100.0%	$	**129,447**

As of April 30, 2008, the Fund had the following forward foreign currency contracts outstanding:

Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation (Depreciation) (000)
05/02/08	EUR	(63,400)	GBP	49,738	$ -
05/01/08	JPY	(2,794,024)	USD	74,089	-
05/01/08	AUD	(245,000)	USD	228,732	(2)

05/02/08	EUR	(17,963)	USD	27,958	-
05/02/08	SGD	(77,000)	USD	56,764	-
05/02/08	GBP	(36,000)	USD	71,564	-
05/02/08	NZD	(73,000)	USD	57,166	-
				$	(2)

* - Non-income producing security.

(A) - The rate reported represents the 7-day effective yield as of April 30, 2008.

144A - Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration normally to qualified institutions. On April 30, 2008, the value of these securities amounted to $854(000), representing 0.7% of the net assets of the Fund.

ADR - American Depositary Receipt
AUD - Australian Dollar
Cl - Class
EUR - Euro
GBP - British Pound Sterling
GDR - Global Depositary Receipt
JPY - Japanese Yen
NZD - New Zealand Dollar
SGD - Singapore Dollar
Ser - Series

+ At April 30, 2008, the approximate tax basis cost of the Fund's investments was $122,604,196 and the unrealized appreciation and depreciation were $13,025,350 and $(7,429,404) respectively.

Cost figures are shown with "000's" omitted.
Amounts designated as "-" are either $0 or have been rounded to $0.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent annual or semi-annual financial statements.

Old Mutual Provident Mid-Cap Growth Fund

SCHEDULE OF INVESTMENTS
AS OF APRIL 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 99.8%		
Agricultural Chemicals - 4.2%		
CF Industries Holdings	6,827	$ 913
Intrepid Potash*	7,800	370
Total Agricultural Chemicals		1,283
Casino Services - 1.0%		
International Game Technology	8,783	305
Total Casino Services		305
Coal - 2.0%		
Peabody Energy	9,894	605
Total Coal		605
Computer Aided Design - 4.0%		
Ansys*	30,100	1,211
Total Computer Aided Design		1,211
Diagnostic Kits - 0.8%		
Idexx Laboratories*	4,595	244
Total Diagnostic Kits		244
Distribution/Wholesale - 3.1%		
LKQ*	43,858	954
Total Distribution/Wholesale		954
Drug Delivery Systems - 2.1%		
Hospira*	15,948	656
Total Drug Delivery Systems		656
E-Commerce/Services - 2.9%		
Ctrip.com International ADR	9,120	566
Priceline.com*	2,500	319
Total E-Commerce/Services		885
Electronic Components-Semiconductors - 4.3%		
Broadcom, Cl A*	11,300	293
Intersil, Cl A	18,400	492
NVIDIA*	25,847	531
Total Electronic Components-Semiconductors		1,316
Energy-Alternate Sources - 0.8%		
Sunpower, Cl A*	2,842	248
Total Energy-Alternate Sources		248
Engines-Internal Combustion - 3.3%		
Cummins	16,252	1,018
Total Engines-Internal Combustion		1,018
Entertainment Software - 1.7%		
Activision*	18,880	511
Total Entertainment Software		511
Finance-Investment Banker/Broker - 0.9%		
Lazard, Cl A	7,143	280
Total Finance-Investment Banker/Broker		280

Finance-Other Services - 4.5%

IntercontinentalExchange*	5,307	823
Nasdaq OMX Group*	15,041	548
Total Finance-Other Services		1,371

Hazardous Waste Disposal - 2.3%

Stericycle*	13,381	714
Total Hazardous Waste Disposal		714

Human Resources - 0.7%

Monster Worldwide*	8,877	216
Total Human Resources		216

Internet Content-Information/News - 1.8%

Baidu.com ADR*	1,457	533
Total Internet Content-Information/News		533

Investment Management/Advisory Services - 2.5%

T Rowe Price Group	12,779	748
Total Investment Management/Advisory Services		748

Machinery-Construction & Mining - 1.5%

Bucyrus International, Cl A	3,700	466
Total Machinery-Construction & Mining		466

Machinery-General Industry - 3.0%

Wabtec	21,207	909
Total Machinery-General Industry		909

Medical Labs & Testing Services - 1.3%

Covance*	4,909	411
Total Medical Labs & Testing Services		411

Medical-Biomedical/Genetic - 2.1%

Celgene*	10,134	630
Total Medical-Biomedical/Genetic		630

Metal Processors & Fabricators - 3.1%

Precision Castparts	8,011	942
Total Metal Processors & Fabricators		942

Networking Products - 2.0%

Juniper Networks*	22,149	612
Total Networking Products		612

Oil & Gas Drilling - 1.1%

ENSCO International	5,301	338
Total Oil & Gas Drilling		338

Oil Companies-Exploration & Production - 6.2%

Denbury Resources*	15,922	487
Southwestern Energy*	18,772	794
Ultra Petroleum*	7,339	610
Total Oil Companies-Exploration & Production		1,891

Oil Field Machinery & Equipment - 2.5%

Cameron International*	6,500	320
National Oilwell Varco*	6,382	437
Total Oil Field Machinery & Equipment		757

Oil-Field Services - 1.2%

Oceaneering International*	5,400	361
Total Oil-Field Services		361

Retail-Apparel/Shoe - 6.0%

Nordstrom	17,420	614
Polo Ralph Lauren	7,347	456

Urban Outfitters*	22,136	758
Total Retail-Apparel/Shoe		1,828
Retail-Computer Equipment - 2.6%		
GameStop, Cl A*	14,349	790
Total Retail-Computer Equipment		790
Retail-Restaurants - 2.5%		
Burger King Holdings	27,354	763
Total Retail-Restaurants		763
Retail-Sporting Goods - 1.6%		
Dick's Sporting Goods*	17,488	500
Total Retail-Sporting Goods		500
Semiconductor Equipment - 2.5%		
Varian Semiconductor Equipment Associates*	20,490	751
Total Semiconductor Equipment		751
Steel Pipe & Tube - 2.5%		
Valmont Industries	7,626	751
Total Steel Pipe & Tube		751
Steel-Specialty - 0.9%		
Allegheny Technologies	4,095	282
Total Steel-Specialty		282
Telecommunications Services - 1.6%		
Time Warner Telecom, Cl A*	24,452	479
Total Telecommunications Services		479
Transport-Rail - 2.9%		
CSX	13,851	872
Total Transport-Rail		872
Transport-Services - 2.3%		
Expeditors International of Washington	15,024	700
Total Transport-Services		700
Transport-Truck - 4.8%		
JB Hunt Transport Services	18,603	632
Landstar System	15,792	821
Total Transport-Truck		1,453
Web Hosting/Design - 1.6%		
Equinix*	5,368	485
Total Web Hosting/Design		485
Wireless Equipment - 1.1%		
American Tower, Cl A*	7,568	329
Total Wireless Equipment		329
Total Common Stock (Cost $26,086)		**30,398**
Money Market Fund - 0.8%		
Dreyfus Cash Management Fund, Institutional Class, 2.950% (A)	233,678	234
Total Money Market Fund - (Cost $234)		**234**
Total Investments - 100.6% (Cost $26,320)+		**30,632**
Other Assets and Liabilities, Net - (0.6%)		**(185)**
Total Net Assets - 100.0%	$	**30,447**

* - Non-income producing security.
(A) - The rate reported represents the 7-day effective yield as of April 30, 2008.

 ADR - American Depositary Receipt
 Cl - Class

 + At April 30, 2008, the approximate tax basis cost of the Fund's investments was
$26,320,224 and the unrealized appreciation and depreciation were $4,873,888 and
$(562,353) respectively.

 Cost figures are shown with "000's" omitted.

For information regarding the Fund's policy regarding valuation of investments and other significant
accounting policies, please refer to the Fund's most recent annual or semi-annual financial statements.